ANNUAL REPORT 2005

                                                  PROGEN ANNUAL REPORT 2005    3


INSIDE THIS REPORT
--------------------------------------------------------------------------------

ABOUT PROGEN 05
An introduction to Progen, who we are and what we do

VISION AND MISSION 07
We are dedicated to improving the health outcomes of patients with cancer and other serious diseases

COMPANY PERFORMANCE 08
Highlights our major performance against the objectives we set for the year and our goals for next year

EXECUTIVE DIRECTORS' REPORT 10
Lewis Lee and Stephen Chang report on the results and highlights of the year and the future direction of the Company

RESEARCH AND DEVELOPMENT 14
Details the progress made in the last year in the Company's core business of drug discovery and development and goals for the future

MANUFACTURING DIVISION 18
Our manufacturing business has changed focus in the last year to concentrate on PI-88 scale-up and clinical trial supply

BUSINESS DEVELOPMENT 20
Outlines our progress towards in-licensing and out-licensing goals that were set last year and what we aim to achieve in the next year

OUR PEOPLE 24
Information about our most valuable resource, our employees and the policies we have in place to ensure we have a productive workplace

CORPORATE GOVERNANCE 26
Policies and procedures that we have put in place to provide for ethical and prudent management

BOARD OF DIRECTORS 32
Biographies of each of our directors.

DIRECTORS' REPORT 34
Discussion of our year end financial results and implications for the future.

STATEMENT OF FINANCIAL PERFORMANCE 49

STATEMENT OF FINANCIAL POSITION 50

STATEMENT OF CASH FLOWS 51

NOTES TO THE FINANCIAL STATEMENTS 52
Clarifying notes detailing the financial statements.

DIRECTORS' DECLARATION 84
Declaration from the directors that the financial statements are true and accurate.

INDEPENDENT AUDIT REPORT 85
Ernst and Young independent auditors report.

ASX ADDITIONAL INFORMATION 87

                                                  PROGEN ANNUAL REPORT 2005    4


                                [GRAPHIC OMITTED]

                                 NEW TREATMENTS

                                    NEW HOPE


Elizabeth Wilson
QA OFFICER

                                                  PROGEN ANNUAL REPORT 2005    5


ABOUT PROGEN
--------------------------------------------------------------------------------

Progen Industries Limited (NASDAQ: PGLAF; ASX: PGL) is a globally-focussed biotechnology company committed to improving patient outcomes through discovery and development of small molecule-based therapeutics for cancer and other serious diseases.

The Company has an excellent understanding of the role of heparan sulfate, a complex sugar involved in cancer disease processes, and is developing a small-molecule drug discovery and development program in this area.

PI-88 is the first product to advance from this research area with promising early signs of efficacy in humans emerging from the clinical program. A broad Phase II clinical trial program across multiple cancers is underway to further the development of this novel compound. Areas under investigation include lung cancer (NSCLC), primary liver cancer (hepatocellular carcinoma), multiple myeloma, metastatic melanoma and hormone refractory prostate cancer. An innovative drug discovery program focussed on the role of heparan sulfate in disease intends to funnel future compounds through the pipeline and into human trials.

To supplement the emerging pipeline, PI-166 was in-licensed as a potential treatment for end-stage primary liver cancer and is currently undergoing Phase I clinical development. New innovative cancer therapies are being screened to further supplement the Company's cancer development pipeline.

Progen's manufacturing strength lies in the scale-up of pharmaceutical production for early stage clinical trials for the biotechnology industry. Excess capacity has been historically utilized for the development and manufacture of other biological products for a growing client base which is testimony to our manufacturing competencies. However, due to the demands of a growing PI-88 clinical program the current focus has shifted towards PI-88 drug supply, scale up, process optimisation and validation.

                                                  PROGEN ANNUAL REPORT 2005    6


                                [GRAPHIC OMITTED]

                                  DETERMINATION


Lewis Lee
MANAGING DIRECTOR

                                                  PROGEN ANNUAL REPORT 2005    7


VISION AND MISSION
--------------------------------------------------------------------------------

VISION
Our Vision is to create long-term shareholder value through discovery and development of cancer therapeutics and the provision of quality services to the biotechnology and pharmaceutical industries for the promotion of health and life.

MISSION
To succeed we must:

- Be a world leader in design and development of therapeutics that disrupt carbohydrate-protein interactions involved in cancer.

-    Deliver biopharmaceutical manufacturing to recognised standards.

- Maintain the trust of employees, customers and shareholders by communicating consistently and delivering on our commitments.

-    Foster a culture of innovation and teamwork.

                                                  PROGEN ANNUAL REPORT 2005    8


                                        COMPANY PERFORMANCE

--------------------------------------------------------------------------------------------------
COMPANY GOALS FOR 2005                             ACTIVITIES
-------------------------------------------------  -----------------------------------------------
Advance current PI-88 and PI-166 Phase I/II        -    Concluded single agent PI-88 Phase II
clinical trials through to completion with              melanoma study.
critical emphasis on recruitment into existing     -    Launched two PI-88 Phase II studies in
trials.                                                 melanoma and prostate cancer.

-------------------------------------------------  -----------------------------------------------
Review new opportunities in the clinical program   -    Launched PI-88 analogue program to extend
to enhance PI-88's drug profile during the              cancer franchise.
partnership drive.                                 -    New leads prepared and screened

-------------------------------------------------  -----------------------------------------------
Secure PI-88 partnership deal and maintain         -    Reviewed by over 60 companies.
close post deal follow-up.                         -    20 high-level confidential meetings.
                                                   -    Due diligence and term sheet discussions.

-------------------------------------------------  -----------------------------------------------
Supplement drug pipeline with the addition of      -    In-depth screen of over 40 potential
one new licensing candidate.                            projects.

-------------------------------------------------  -----------------------------------------------
Augment Drug Design capabilities through the       -    Consolidated input from commercial and
realisation of an industry alliance that will           academic collaborators.
boost discovery efforts.                           -    Victorian College of Pharmacy engaged
                                                        for lead optimisation

-------------------------------------------------  -----------------------------------------------
Advance growth strategy for commercial operations  -    Re-focus of facility to PI-88 scale-up and
whilst maintaining financial revenue and profit         clinical supply
targets.

-------------------------------------------------  -----------------------------------------------
Realise one significant market opportunity that    -    Opportunities continually being assessed
will address company opportunities for growth
and/or realization of shareholder value.
--------------------------------------------------------------------------------------------------

                                                  PROGEN ANNUAL REPORT 2005    9


-----------------------------------------------------------------------------------
PROGRESS                              COMPANY GOALS FOR 2006
------------------------------------  ---------------------------------------------
Ongoing                               Meet recruitment goals in PI-88 Phase II
                                      program. Conclude PI-166 Phase I study.

------------------------------------  ---------------------------------------------
Patent filed                          Begin testing PI-88 analogues in preclinical
                                      models of human disease.

------------------------------------  ---------------------------------------------
Ongoing                               Convert high level of interest to secure
                                      appropriately-valued PI-88 agreement.

------------------------------------  ---------------------------------------------
Due diligence of three best products  Licence only according to strict parameters.

------------------------------------  ---------------------------------------------
Collaboration commenced               Advance current discovery leads through
                                      preclinical lead optimisation according to
                                      three year project milestones.

------------------------------------  ---------------------------------------------
Objectives realigned                  Maintain supply of PI-88 for current clinical
                                      program whilst optimising process scale-up
                                      and validation for tech-transfer. De-emphasis
                                      on Contract Manufacturing.

------------------------------------  ---------------------------------------------
Ongoing                               Continually assess opportunities.
-----------------------------------------------------------------------------------

                                                  PROGEN ANNUAL REPORT 2005   10


EXECUTIVE DIRECTORS' REPORT
--------------------------------------------------------------------------------

REVIEW OF OPERATIONS
The Company completed the 2005 financial year in a strong financial position marked by several major accomplishments. Whilst some significant milestones are yet to be delivered, a clear road map ahead provides the confidence that these goals are achievable.

FINANCIAL HEALTH
The Company ended the 2005 financial year in a strong financial position following the raising of $12.041 million during the course of the year from the exercise of 4,816,713 listed and unlisted options. The remaining 1,219,015 unexercised listed options were subsequently placed with clients of specialty investment bank eG Capital Pty Ltd under the terms of an underwriting agreement. The Company raised an additional $3.048 million from this placement. This was a particularly pleasing outcome and we are appreciative of the market support for our activities in a difficult market environment.

As of June 30th 2005, the Company had a robust cash position of $23.428 million. These funds will be invested diligently to progress and complete our major objectives which are discussed in the following passages.

                                                  PROGEN ANNUAL REPORT 2005   11


The net loss increased 24.2% to $5.937 million due mainly to the prior year results including the profit on sale of the Life Sciences Unit divestment and a decrease in revenues this year from contract manufacturing. PI-88 development, commercialization and corporate growth opportunities are the Company's highest priorities, and we believe that an increase in calculated expenditure rates also provides a good indicator of amplified activity and progress as we move up the commercialisation chain.

BIOTECHNOLOGY COMMERCIALIZATION
Australian Biotech companies like Progen with human therapeutics in mid-stage development are 'trail blazing' as traditionally Australian technology has been licensed at early stages of commercialization and there are few benchmarks against which to compare. Biotechnology is still a burgeoning industry in this region. Building a competitive and sustainable Biotech industry through the attainment of higher levels of technology commercialization is one reason why Progen set higher hurdles for itself. Accepting that drug development of new pharmaceuticals is a global proposition means the real bench mark for success is necessarily found in global markets such as the U.S. The learning curve for companies to attain global competitiveness is steep for all stakeholders and this includes investors, service providers, government and the general public, as well as the companies competing in it. Within this context the Company strives to set a realistic balance between the higher value associated with later technology commercialization and the additional time required to create this value, and this should be foremost in investors' and stakeholders' minds.

CLINICAL DEVELOPMENT & OUT-LICENSING
Our major corporate objective within the coming year remains the out-licensing and/or the co-development of PI-88 with a suitable partner with the associated value attached. Many of the main stakeholder questions associated with the out-licensing process were addressed in the ASX Open Briefing document released on 19 April so they will not be repeated here but they are still highly relevant. Suffice to say that we are selling a complex proposition which will require significant investment by a licensee. Consequently the process is complicated. A robust licensing package must be provided to ensure that PI-88 is commercialized on the most attractive terms possible and as more positive data is accumulated the product value should increase.

Recognizing the importance of securing the "right partner" the Company has engaged the transactional services of Burrill and Company LLC (Burrill) to expedite a strategic partnering transaction. Burrill is a San Francisco based global life sciences merchant bank with extensive networks with the industry and solid track record in closing such transactions.

One critical value-driver for PI-88 is the accumulation of clinical data. In this regard, clinical data from the PI-88 Phase II melanoma clinical trial was presented at the American Society of Clinical Oncology (ASCO) meeting in Florida this May. This trial investigated PI-88 as a single-agent therapy for the treatment of late stage malignant melanoma. Clinical investigator Dr Damien Thomson has commented. "These new data provide further support for the investigation of PI-88 and provides us additional confidence to examine the potential benefit of PI-88 as 'first line' treatment of metastatic melanoma in combination with chemotherapy agent dacarbazine (DTIC), where we hope the drug will provide additional benefit to patients."

Two new trials investigating whether PI-88 in combination with chemotherapy will provide additive or synergistic effects in advanced melanoma and prostate cancer were initiated respectively in May and June of this year. The Company is continuing data accumulation via the ongoing PI- 88 clinical trial program in tandem with out-licensing efforts. Further details on the PI-88 trial program are provided within the R&D section of this report, but it is clear that any positive results from this expanding clinical program, which now covers advanced multiple myeloma, melanoma, lung, prostate and liver cancers, will significantly add to PI-88's potential registration and commercialization.

The Company's other lead anti-cancer product PI-166 is a novel combination of a chemotherapy agent and delivery vehicle administered via the intra-hepatic artery directly into the liver. PI-166 is being developed for unresectable primary liver cancer and patients on this clinical trial are well advanced in their disease and surgery is no longer an option. Patient recruitment in this trial has been confined to Australia for commercial reasons, where liver cancer is a serious but small disease indication with relatively few patients. In the last year the clinical team has initiated additional study sites to accelerate completion of this trial, but overall recruitment remains uncompetitive. Off-shore study sites are now being considered to access larger patient populations in this disease and once discussions have been finalized we are confident trial recruitment will increase significantly.

                                                  PROGEN ANNUAL REPORT 2005   12


PIPELINE DEVELOPMENT THROUGH DRUG DISCOVERY
The Company has long recognised that an internal research engine built upon a novel technology is a fundamentally important aspect to replenishing and building a strong drug development pipeline that will support company growth, value and sophistication. The establishment of a Scientific Advisory Board
(SAB) in March this year marks the progress of the Company's internal drug discovery efforts and coincides with the consolidation of chemistry expertise from the ANU's Research School of Chemistry, the recent appointment of the Victorian School of Pharmacy for lead optimisation services as well as the recent award of an AusIndustry (Commercial Ready) grant for $3.394 Million. Amalgamation of the expertise across all frontiers from basic and medicinal chemistry, molecular modelling, biology, pharmacology, drug disposition and elimination are critical to the appropriate selection of competitive drug leads that will be taken into clinical development as drug candidates. The team has made solid progress to reach this stage of the program and the outcome of the next stage of the program is to have one or more compounds ready for clinical development by the end of 2008. An increasing body of international research from well recognized institutions and PI-88's progress in clinical trials have helped validate the potential of small molecule inhibitors and the importance of carbohydrates in many disease manifestations.

CONTRACT MANUFACTURING REFOCUS ON PI-88 DRUG
SUPPLY AND VALIDATION
For the last three years we have reported solid progress in demonstrating our capabilities as a commercial contract manufacturer for domestic and international industry by consistently reporting increasing profitability and revenue for the division. Whilst we believe this is a commendable achievement, the ability of the manufacturing team to maintain PI-88 drug supply for an expanding clinical development program provides much more value to the Company.

We have recently conducted feasibility studies to determine the viability of Phase III and commercial supply under the current facility and concluded that this will not be economically wise or plausible. Nevertheless, the ability of a small Biotech company to provide scale-up and prevalidation and manufacturing transfer for eventual Phase III and commercial supply to a capable Contract Manufacturing Organization (CMO) is uncommon and will be of significant value to Progen. The manufacturing division's priorities will consequently be realigned to achieve this outcome by shifting focus away from sourcing external contract manufacturing to maintaining PI-88 drug supply for clinical trials and optimising manufacturing processes. A corresponding decrease in contract manufacturing revenue should therefore be anticipated with an increasing divisional cost associated with larger drug supply demand and considerable validation costs required to ensure the most efficient and optimal technology transfer to a capable CMO.

THE ROAD AHEAD
Securing a PI-88 licensing partnership remains the key objective for the company and we will be continuing this pursuit in parallel with ramping up recruitment and completion of the Phase II clinical trial program. Positive data emanating from clinical trials will reinforce the value and competitiveness of the product and we remain confident that a suitable partnership can be accomplished to secure the ongoing development and commercialisation of PI-88.

In-licensing initiatives will also continue and although to date we have not successfully in-licensed a suitable candidate to complement our existing drug development pipeline, we will remain vigilant and opportunistic regarding any potential candidates that fit our licensing criteria.

Progen's people define the Company and remain our most valuable resource. As the Company moves forward our workforce continues to evolve and to become more sophisticated and experienced in its operation. Adding and retaining competent and dedicated staff in a highly competitive industry where human capital is limited also remain a challenge for the company. Turnover is inevitable as people are able to leverage their considerable experience gained at Progen to find new opportunities for career advancement. This also provides an opportunity to upskill positions vacated as we continue to build and grow our capabilities. We believe that providing a meaningful and challenging work environment where autonomy and empowerment are the norm and where objectives are clear and attainable will help maintain and grow a healthy dedicated workforce. Our staff and management are to be commended again for their valuable contributions to the company's growth over the past year. We also thank our valued shareholders for their continuing support for the year past and the year ahead.


LEWIS LEE
Managing Director

/s/ Lewis Lee


STEPHEN CHANG
Executive Chairman

/s/ Stephen Chang

                                                  PROGEN ANNUAL REPORT 2005   13


                                [GRAPHIC OMITTED]

                                   DEDICATION


MARTHA BONACCORSO
ADMINISTRATIVE ASSISTANT

                                                  PROGEN ANNUAL REPORT 2005   14


RESEARCH AND DEVELOPMENT
--------------------------------------------------------------------------------

BUILDING OUR PIPELINE OF CANCER THERAPEUTICS
Over the past year Progen has strengthened the research and development focus of the Company on cancer drug development in an effort to build a robust pipeline that will carry the Company into the future. Progen's clinic development and drug design programs have expanded whilst we actively seek new supplementary oncology candidates ready for clinical investigation.

At the core of Progen's research is an understanding of the role of carbohydrate/protein interactions that are implicated in the initiation and development of cancer. Historically, large complex natural carbohydrates were developed for use in a variety of diseases but new drug development efforts such as PI-88 have proven that smaller, synthetically-derived carbohydrates have the potential to be effective anti-cancer therapies. Progen's drug discovery program is now taking this validated target class one step further with the synthesis of new generation small molecule carbohydrate mimetics designed to inhibit physiological interactions between carbohydrates and proteins which are important for cancer progression.

                                                  PROGEN ANNUAL REPORT 2005   15


PI-88
PI-88 is the most advanced compound within our oncology pipeline and this year has marked a further expansion in our clinical trials program. PI-88 is a multi-targeted anti-tumour drug that inhibits angiogenesis (development of new blood vessels) tumour invasiveness and metastasis (development of secondary tumours). It inhibits angiogenesis by interacting with the heparin-binding site of pro-angiogenic growth factors such as VEGF, FGF-1 and FGF-2. It also inhibits the enzyme heparanase, which mediates tumour invasiveness, metastasis and release of pro-angiogenic growth factors from the extracellular matrix.

Phase II clinical development of PI-88 has expanded during the year, with clinical trials being conducted in patients with metastatic melanoma, non-small-cell lung cancer (NSCLC), hepatocellular carcinoma (HCC) and recently prostate cancer.

An important study investigating PI-88 as a monotherapy in patients with advanced melanoma, in whom other treatments were not available or had failed, was completed during the year. A total of 44 patients were recruited to the study. The last patient was enrolled in calendar 2004, and the results of the study were presented at the 41st Annual Meeting of the American Society of Clinical Oncology in May 2005. Median survival of the patients in this trial was 9 months. This was encouraging as this patient population all had established Stage IV melanoma and had either not responded to other treatments or had no other treatment options available to them.

The following points put these PI-88 single agent results in context:

- Historical data(1) indicate that patients with advanced melanoma treated with current standard of care (DTIC) as their first treatment have a median survival of 6.4 months. The PI-88 single agent study showed indicative median patient survival of 9 months.

- Patient survival for advanced cancer is often less than 12 months and any incremental improvement in survival is an encouraging indicator.

- In cancer trials, improvement in patient survival is a primary efficacy endpoint for drugs ultimately seeking registration approval for serious life threatening diseases.

- Clinical evidence has shown that other angiogenesis inhibitors, including Avastin(R), are most effective when used in combination with existing chemotherapy treatments.

These encouraging single-agent data are consistent with the drug's mechanism and prompted the Company to press on with its clinical program in melanoma. A new phase II trial of PI-88 in metastatic melanoma commenced in May 2005. In the new trial, the efficacy of PI-88 in combination with dacarbazine (DTIC) is being investigated. DTIC is a chemotherapy drug used as standard first-line treatment for patients with newly diagnosed metastatic melanoma and the goal of the study is to determine whether PI-88 can increase the efficacy of DTIC. Recently approved antiangiogenic drug, bevacizumab (Avastin(R)), has been shown to enhance the efficacy of chemotherapy in patients with various solid tumours, including bowel cancer, lung cancer and breast cancer. The PI-88 phase II trial in combination with DTIC is being conducted at six sites in Australia and at one site in USA. Approximately 100 patients with metastatic melanoma are planned for recruitment into the study.

In June 2005, a new investigator-initiated study was launched assessing the benefit of combining PI-88 with chemotherapy agent Taxotere(R) (docetaxel) in patients with prostate cancer. Sanofi-Aventis is collaborating with Progen on the trial through a financial grant to the investigators and supply of Taxotere(R) for the trial. Progen will be monitoring the trial and providing safety reporting under the guidelines of the IND (Investigational New Drug) with the US FDA (Food & Drug Administration).

Two other PI-88 phase II studies are still in progress. Efficacy of PI-88 in combination with Taxotere(R) is being investigated in patients with advanced NSCLC. Over 70 patients have already been enrolled in this trial at 13 sites in Australia. Approximately 100 patients are planned for recruitment into this trial and recruitment is expected to be complete by the end of 2005. In patients with HCC, the ability of PI-88 to inhibit tumour regrowth following surgical removal of the primary cancer is being investigated in a phase II trial conducted at six hospitals in Taiwan. This trial is being managed by Medigen Biotechnology Corporation, Progen's clinical development partner. More than 100 patients have been enrolled in the trial to date, and completion of recruitment into the first stage of the study (170 patients) is expected to be completed by the end of 2005.

A second generation program, which is investigating PI-88 analogues with different and improved pharmacokinetic profiles, was launched this year to capture promising new intellectual property. While PI-88's patent position is robust and should allow patent coverage to extend to 2021, these new analogues were developed to extend the PI-88 product franchise into the future thereby growing the potential market opportunity. We will begin to test these analogues in preclinical models of disease in the coming year.

(1) Middleton MR et al. Randomized Phase III Study of Temozolomide versus Dacarbazine in the treatment of patients with advanced metastatic Melanoma, Journal of Clinical Oncology. Vol 18(1), Jan 2000 pp 158-166

                                                  PROGEN ANNUAL REPORT 2005   16


TABLE 1 PI-88's Phase II clinical trial program including recent data.

INDICATION                 PHASE             TREATMENT                         STATUS AND KEY POINTS
ADVANCED PROSTATE CANCER   II     2-arm study: Self-               -    Trial commenced in June 2005
(ANDROGEN-INDEPENDENT             administration of PI-88          -    90 patients to be recruited
PROSTATE CANCER)                  combined with Taxotere(R)        -    Lead-in stage will assess safety
                                  (docetaxel).                          of combination
                                                                   -    Randomized stage will assess
                                                                        PI-88 at two different dose regimens
                                                                        in combination with Taxotere(R)

ADVANCED MELANOMA          II     2-arm study: Combination         -    Trial commenced in May 2005
(FIRST-LINE TREATMENT)            therapy DTIC (dacarbazine),      -    100 patients to be recruited
                                  with and without                 -    Lead in stage will assess safety of
                                  self-administration                   combination. Randomized stage will
                                  of PI-88                              assess the benefit of the addition of
                                                                        PI-88 to DTIC

ADVANCED LUNG CANCER       II     2-arm study: Combined therapy    -    Trial commenced February 2004
(NSCLC)                           Taxotere  (docetaxel) with and   -    100 patients to be recruited
                                  without self-administration of   -    Completion of recruitment expected
                                  PI-88                                 by the end of Q4 CY05

PRIMARY LIVER CANCER       II     3-arm study: 2 dose levels of    -    Trial commenced July 2004
(POST SURGERY)                    PI-88 and a no treatment arm     -    340 patients to be recruited
                                  (control).                       -    Completion of recruitment of stage I
                                                                        (170 patients) expected by the end of
                                                                        Q4 CY05

ADVANCED MELANOMA -        II     Self-administration of PI-88.    -    Completed
SINGLE AGENT TRIAL                                                 -    44 patients recruited
                                                                   -    Encouraging 9 months median
                                                                        survival led to initiation of first line
                                                                        trial in combination with DTIC

MULTIPLE MYELOMA           II     Self-administration of PI-88.    -    Completed
                                                                   -    Disease marker study - 19 patients
                                                                   -    Disease Stabilisation - 41% of
                                                                        evaluable patients.

PI-166
Progen's second experimental cancer therapy, PI-166, is a targeted cytotoxic drug for the treatment of inoperable liver cancer. A PI-166 Phase Ib study was initiated in 2002 to determine the optimal dose level of the drug (administered by direct injection into the hepatic artery) and to determine early signs of activity. This route of administration allows maximal uptake of the drug by the tumour cells, with minimal exposure of other organs and tissues.

Recruitment of patients into this study had not met expectations and two new sites were opened in the past year. The study is now open at three sites in Australia and further opportunities are being assessed to improve patient recruitment.

An important feature of the study design is the measurement of drug concentrations in the blood stream (pharmacokinetic analysis), which has confirmed that exposure of tissues and organs other than the liver to the drug is very low. These data are consistent with the clinical safety data, which have not shown any side effects of the treatment. Dose escalation will continue until either side effects are observed, or the maximum dose is reached.

DRUG DISCOVERY
Progen's Drug Design Group is a multidisciplinary team with expertise in medicinal chemistry, molecular and cell biology, analytical biochemistry and molecular modelling. The group's research is focussed on the design of novel small molecules for Progen's future drug pipeline based on the inhibition of carbohydrate-protein interactions involved in disease processes.

                                                  PROGEN ANNUAL REPORT 2005   17


                                [CHART OMITTED]

The synthesis and biochemical analysis of new angiogenesis inhibitors continued as the focus of the group's activities. Molecules synthesised at Progen, as well as at the Research School of Chemistry at the ANU as part of our collaboration with Professor Martin Banwell, continue to show promise. Collaboration with the Centre for Drug Candidate Optimisation at the Victorian College of Pharmacy (Monash University) was also initiated during the year.
This joint project is aimed at characterising and improving the various drug-related properties of our molecules to make them more suitable as drugs and to increase the likelihood of their successful development.

Figure 1 above details the achievements of the group since it was formed in 2001 and future goals. Funding provided by the AusIndustry Start grant concluded this year with successful completion of all major milestones under budget. During this funding period the group has successfully synthesised new molecules with activity against key protein targets that mediate angiogenesis (VEGF, FGF-1 and FGF-2). This work has generated four patent filings and provided the basis of Progen's technology platform.

To continue this research, and consequently realise its full commercial value, further funding ($3.394 million) from AusIndustry in the form of a Commercial Ready grant was sought and obtained. With funding secured, the aim of the Drug Design Group is the continued development of our molecule library through to drug candidate selection suitable for clinical trials.

A key strategic component of this research has been the creation of a target product profile (TPP) to determine the optimal/acceptable characteristics of the intended drug for development, and to adhere to this TTP through to lead optimisation.

A TPP is a matrix of all the important characteristics of the intended drug such as potency, selectivity, pharmacokinetics, efficacy, safety, dosage and administration. The goal in the lead optimisation process will be to work towards developing a drug candidate with the TPP characteristics. The iterative process will involve assessing and identifying each compound's physicochemical and biopharmaceutical characteristics and potentially "designing out" undesirable properties using standard medicinal chemistry techniques. Desirable properties, such as the potency and selectivity, will be optimised and maintained, while undesirable properties (such as poor metabolic, toxicity or pharmacokinetic profiles) are eliminated. The group's objective is to produce a new drug candidate with potential to enter clinical study.

                                                  PROGEN ANNUAL REPORT 2005   18


MANUFACTURING DIVISION
--------------------------------------------------------------------------------

The Manufacturing Division at Progen plays a key role in the company as it is responsible for the supply of the company's drug candidates PI-88 and PI-166. Drug candidates at this stage of development must be manufactured with methodologies and testing parameters to ensure high quality consistent material for human cancer patients. This is regulated by the Therapeutic Goods Administration of Australia (TGA). Under the U.S. FDA IND (Investigational New
Drug) protocol manufacturing discussion is referred to as the Chemistry, Manufacturing & Controls (CMC) section of the IND dossier.

Progen meets these requirements and our facility operates under internationally recognised Good Manufacturing Practice (GMP) requirements. The company ensures our external suppliers and service providers also match these high standards necessary for clinical products.

The manufacture of PI-88 and clinical supply of PI-166 clinical supply is an important function which requires significant divisional resources and facility time. Historically the group has generated a positive revenue stream for the company by providing contract manufacturing services for clients, using excess capacity.

PEOPLE SKILLS
A diverse set of skills is required in order to take a product through the commercialisation process. Our manufacturing division has staff with academic and industrial experience in microbiology, chemistry, engineering, validation, quality assurance and pharmaceutical manufacturing.

A typical client program will require technical exchange of the research performed to date, analysis of laboratory data, technical transfer into non GMP environment for evaluation of processes and finally scaling within the GMP facility at Progen. All process are recorded to create the final batch documents and QC development to satisfy regulatory requirements. Each step in this process requires a mix of different skill sets. New staff have been recruited to augment in-house skills in order to develop client based commercial projects.

NEW DIRECTION
Strategically the division has re-prioritised its activities from January. PI-88's advancing clinical development program has been significant and necessitated a convergence of manufacturing manpower towards increased PI-88 drug supply. In eighteen months the PI-88 clinical trial program has moved from two phase I studies to a large multi-centre international Phase II clinical program across several cancer indications. This has lead to a dramatic increase in PI-88 manufacturing requirements. Simultaneously, as the clinical trial program moves closer towards Phase III development, manufacturing process and quality control requirements, or CMC, become more stringent. The division's focus has changed to encompass manufacturing process optimisation that allows for manufacturing technology transfer for eventual Phase III clinical supply and commercial product release. Figure 2 outlines the PI-88 manufacturing process.

GOALS FOR 2005-6
-    Maintain PI-88 clinical supply for the expanded clinical program.

-    Fulfil FDA requirements for PI-88 optimisation.

-    Manufacturing transfer for Phase III and commercial specifications.

- Continue to provide excellent customer service and quality manufacture to existing clients.

                                                  PROGEN ANNUAL REPORT 2005   19


PI-88 MANUFACTURING PROCESS
A. PI-88 is made from the product of the fermentation of a natural yeast Pichia holstii in our accredited GMP facility.

B. This fermentation product is then purified and extensively tested to ensure quality and consistency.

C. The pre-product is chemically manipulated to turn it into PI-88 with desirable drug-like properties.

D. Bulk PI-88 is then sent to an external toll manufacturer to be put into vials and made ready to distribute to our clinical trials sites and patients worldwide.

                                [GRAPHIC OMITTED]

                                                  PROGEN ANNUAL REPORT 2005   20


BUSINESS DEVELOPMENT
--------------------------------------------------------------------------------

Progen Industries is an established Australian Biotechnology company with innovative and dedicated researchers working on the discovery and development of human pharmaceuticals for the treatment of cancer and other serious diseases. Business Development at Progen is charged with the task of ensuring that the Company develops and commercialises our technologies and products and to create the most value through a combination of collaboration, in-licensing and out-licensing of commercially-focussed internal research.

                                                  PROGEN ANNUAL REPORT 2005   21


Because of its broad mandate, Business Development is a company-wide process and very much a team effort. All areas of the Company work together to refine strategic and technical input to the partnering process, giving any potential opportunity from Progen's R&D programs the greatest chance of commercialization and revenue to the Company, value for shareholders and benefit to patients.


OUT-LICENSING ACTIVITIES:

PI-88
UNDER INVESTIGATION FOR MELANOMA, LUNG, LIVER, PROSTATE
AND HAEMATOLOGICAL CANCERS
PI-88 is Progen's most advanced cancer product. It is being evaluated as a potential therapy for melanoma, lung cancer, liver cancer, prostate cancer and the haematological malignancy, multiple myeloma.

Human clinical trials are conducted in Phase I, II and III clinical trials prior to registration approval and market release. Development may cease at any stage of this process for reasons of safety or lack of efficacy. However, the development of PI-88 has been promising to date as the program continues to explore new cancer types. As detailed in the Research and Development section, a PI-88 Phase II study was concluded and two new Phase II studies commenced. Firstly, the melanoma program continued with a PI-88 combination study with dacarbazine (DTIC) as a first-line treatment (i.e. no prior treatment following diagnosis with metastatic melanoma) and androgen independent prostate cancer (i.e. patients whose disease continues to get worse after receiving hormone treatment) in combination with docetaxel (Taxotere ).

Expansion of the Phase II clinical program is designed to maintain PI-88's competitiveness by addressing a wide variety of cancer types. However, Phase III trials that follow successful Phase II trials are expensive and can cost anywhere up from US$15 million and involve up to 1,000 patients, depending on the cancer type being investigated. Despite the cost, the most important aspect of late stage product commercialization is speed to market and the Company believes that a suitable collaborative partner would provide optimal Phase III development to achieve acceleration of the clinical programme to final product commercialisation. The preferred partner will have international development and marketing experience in the area of oncology as well as appropriate strategies and complementary pipeline and products to ensure the greatest possibility of PI-88 achieving its development potential.

In June we appointed the transactional services of the well known San Francisco based merchant bank, Burrill and Company LLC (Burrill) to accelerate and enhance our partnering initiatives. Burrill will use their global network of high level contacts and reputation in the industry to negotiate with us the most competitive terms with the right partner.

By working with Burrill and continuing our partnering efforts from the past two years we expect to increase PI-88's competitiveness and visibility with companies we are already talking to and potentially attract new companies as well. Accordingly, advances in PI-88's development are associated with a significant increase in the interest of potential development partners for PI-88. In the last 18 months the Company has approached and been reviewed by over 60 companies, initiated more than 20 high-level confidential meetings with companies ranging from large "top 10 pharma" to small specialty biotech companies. These discussions included due diligence and term sheet negotiations. Progen has not yet executed a licensing agreement for the development of PI-88, but the right partner is being pursued while maximizing PI-88's value through the accumulation of additional clinical data in an effort to reduce development risk to a partner. To date Progen have elected not to accept collaborative terms which do not reflect the product's value, and licensing activity and clinical development are continuing simultaneously. As the balance between data, time and risk decreases, the Company aims to execute an appropriate licensing collaboration to maximize the potential development of PI-88.

PI-166
UNDER INVESTIGATION FOR INOPERABLE LIVER CANCER
Progen's second drug candidate PI-166 is in Phase I clinical development for the treatment of inoperable primary liver cancer. PI-166 has the potential to impact a great unmet need. Recruitment has been much slower than anticipated and additional clinical trial sites have been added to boost recruitment.

The commercial path for PI-166 is well understood and it is critical that we complete the current Phase I program that is planned to provide much anticipated data on the impact of PI-166 on the disease.

The PI-166 program is also of importance to the Company as it demonstrates portfolio diversification and pipeline in the area of oncology that is necessary to increase sophistication and development breath.

                                                  PROGEN ANNUAL REPORT 2005   22


                                 [CHART OMITTED]

FILLING THE PROGEN ONCOLOGY PIPELINE
Progen seeks to achieve a 'pipeline growth' strategy via internal drug discovery and in-licensing through the development of potential anti-cancer product candidates not yet explored in clinical trials. Progen intends to leverage in house clinical development capabilities to add significant value to product candidates to an appropriate commercialisation point.

IN-LICENSING
In 2004 Progen's Business Development team began proactively to review the cancer research field for suitable early-stage in-licensing candidates, both within Australia and internationally. Over 40 cancer products have been reviewed. Three products were reviewed in greater detail as part of due diligence and the company is at present undergoing review of potential oportunities.

INTERNAL DRUG DISCOVERY
Progen's oncology-focussed in-house drug discovery capability is based upon the design of small-molecule inhibitors of carbohydrate-protein interactions. This program is funded in part by an AUD $3.1 million AusIndustry (Australian Government) START grant up to June 2005, and Progen has consistently met all milestones in the program within budget. Further funding for this program has been obtained under an AusIndustry Commercial Ready $3.394 million grant over the next three years and the group is now focussed on attaining drug lead optimisation through to the supply of future clinical candidates.

The objective of this research is to replenish and to diversify the company's product development portfolio by creating a robust drug pipeline. Business Development aids this process by offering research and strategic input into the conduct of commercially-focussed research and ensuring that development of products or new investigational drugs are novel, marketable and of significant potential value.

AIMS FOR 2005-2006:
Ensure that Progen develops and commercialises products for cancer and other life-threatening diseases through internal and external research collaboration, in-licensing and out-licensing.

                                                  PROGEN ANNUAL REPORT 2005   23


                                [GRAPHIC OMITTED]

                                    TEAM WORK


LIZ WILSON (left)
SENIOR CLINICAL
PROJECT MANAGER

BARBARA HICKS (right)
CLINICAL TRIALS
SAFETY OFFICER

                                                  PROGEN ANNUAL REPORT 2005   24


OUR PEOPLE
--------------------------------------------------------------------------------

The employees of Progen are our most valuable resource and are considered the most critical factor in the growth and prosperity of the Company. The Company's progress reflects the ability, commitment and dedication of the individuals working in teams to develop potential new therapeutics for the treatment of cancer and other serious diseases.

                                                  PROGEN ANNUAL REPORT 2005   25


We are proud of the dedication and accomplishments of all our employees, and we have demonstrated our commitment to them by fostering a working environment that is entrepreneurial, challenging and respectful.

During the past year we have worked with our employees through a series of policies and procedures. This has included:

-    Development of a formal human resources role to manage this process.

- Defined an organisational strategy to enable the management team to clearly communicate individual, departmental and company goals to all employees.

- Conducted formal annual employee reviews to ensure regular feedback and monitoring of staff performance and achievements via an integrated computer software system.

- Scheduled regular staff meetings to encourage and build inter-departmental communication and relationships.

-    Encouraged an active social club to foster a friendly environment.

- Strengthened corporate governance procedures including the introduction of a Code of Conduct, Communication Policy and Insider Trading Policies.

- Maintenance of a safety Committee to ensure all Workplace Health & Safety guidelines are continually met and maintenance of the TGA and GMP facility.

Future directions will include:

- Expansion of the human resources role within the Company, providing additional support services for staff.

-    Increased mentoring to staff to encourage growth.

- Introduction of the Project Matrix Management Scheme to empower and provide leadership responsibilities to all employees interested in taking on additional responsibility.

- Creating opportunities for our employees by providing career paths through training and development.

- Ensuring our corporate governance procedures are followed closely and are a true representation of our standards.

FOCUS ON TEAMWORK
As participants in a fast changing, knowledge-based industry, clarity of individual and team goals are essential. Progen is made up of many teams that work individually and across multiple disciplines to support the Company overall. Key to the success of our teams is clarity of goals, continuous communication, healthy debate, cooperation, trust and respect. One recent project that demonstrates this approach was the formation of a Target Product Profile (TPP) for the benefit of our drug discovery efforts. Essentially a TPP forms the goal that the Drug Design group are striving for in a new drug candidate. The science behind the project is detailed in the Research and Development section of the report.

To form a TPP required a multidisciplinary team of people with in-house knowledge and research skills together with expert external advice from key players including members of Progen's Scientific Advisory Board and lead optimisation expert, Prof. Bill Charman from the Victorian College of Pharmacy. Individuals with skills in chemistry, biology, molecular modelling, preclinical development, clinical development, intellectual property, business development, finance and commercial knowledge put together what collectively is the best drug profile with the highest chance of success.

After extensive review of literature, brain storming and vigorous debate the desired values of the TPP were determined. Whilst this process is dynamic and under constant review and modification, Progen has demonstrated it has assembled the expertise and teamwork needed to achieve an agreed TPP.

                                                  PROGEN ANNUAL REPORT 2005   26


CORPORATE GOVERNANCE
--------------------------------------------------------------------------------

The Directors of Progen Industries Limited support the core principles developed by the ASX Corporate Governance Council and published on 31 March 2003, as a basis for enhancing the credibility and transparency of our capital.

Indeed the structures, policies and procedures already in place at Progen Industries Limited have been developed and implemented by the Board and management over many years to ensure that the Company's operations are founded on those same principles.

This statement outlines the ten core principles adopted by the Council and the extent to which the Company has followed the best practice recommendations throughout the financial year. Unless otherwise stated the guidelines followed have been followed for the entire reporting period. In this statement the Council's document published on 31 March 2003 is referred to as "the Guidelines".

                                                  PROGEN ANNUAL REPORT 2005   27


PRINCIPLE 1: LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT
Recognise and publish the respective roles of board and management.

Recommendation 1.1: Formalise and disclose the functions reserved to the board and those delegated to management.

The Board has developed and implemented policies and practices for many years, which ensure that the Company complies with the recommendations and principles set out in Recommendation 1.1 of the Guidelines, while recognising that in a dynamic company with a small board the relationship among directors, and particularly the relationship between the Chairman and Managing Director cannot be fully regulated and documented. The division of responsibilities are regularly reviewed.


PRINCIPLE 2: STRUCTURE THE BOARD TO ADD VALUE
Have a board of an effective composition, size and commitment to adequately discharge its responsibilities and duties.

Recommendation 2.1: A majority of the board should be independent directors.

The skills, experience and expertise relevant to the position of director held by each director in office at the date of this annual report are included on page 32. Directors of the Company are considered independent when they are independent of management and free from any business or other relationship that could materially interfere with - or could reasonably be perceived to materially interfere with - the exercise of their unfettered and independent judgement.

In accordance with this definition of independence the following directors of Progen Industries Limited are considered to be independent: Mr Patrick Burns, Non- Executive Director; Prof John Zalcberg, Non-Executive Director; and Dr Mal Eutick, Non-Executive Director. Therefore, the Company does not have a majority of independent directors. Given the size of the Company the Board considers the current Board structure to be adequate.

Each director has the right, at the Company's expense, to seek independent professional advice in relation to the execution of Board responsibilities. Prior approval of the Chairman, which will not be unreasonably withheld, is required. Where appropriate, directors share such advice with the other directors.

The Board distinguishes between the concept of independence, and the issues of conflict of interest or material personal interests, which may arise from time to time. Wherever there is an actual or potential conflict of interest or material personal interest, the Board's policies and procedures ensure that:

i. the interest is fully disclosed and the disclosure is recorded in the register of directors' interests and in the Board minutes.

ii. the relevant director is excluded from all considerations of the matter by the Board.

iii. the relevant director does not receive any segment of the Board papers or other documents in which there is any reference to the matter.

Recommendation 2.2: The chairperson should be an independent director.

The position of Chairperson is currently filled in an executive capacity. The Company therefore does not comply with this recommendation. The directors currently consider the composition of the Board to be adequate. The Company continues to review the role of Chairperson.

Recommendation 2.3: The roles of chairperson and chief executive officer should not be exercised by the same person.

The Company complies with this recommendation.

Recommendation 2.4: The board should establish a nomination committee.

As Progen Industries Limited has a relatively small Board, the full Board acts as a nomination committee and regularly reviews Board membership.

                                                  PROGEN ANNUAL REPORT 2005   28


PRINCIPLE 3: PROMOTE ETHICAL AND RESPONSIBLE
DECISION-MAKING
Actively promotes ethical and responsible decision-making.

Recommendation 3.1: Establish a Code of Conduct to guide the directors, the chief executive officer (or equivalent), the chief financial officer (or equivalent) and any other key executives as to:

3.1.1: The practices necessary to maintain confidence in the company's integrity.

3.1.2: The responsibility and accountability of individuals for reporting and investigating reports of unethical practices.

The Company's Managing Director (the CEO equivalent), Chief Financial Officer and key executives have undertaken to follow a Board approved Code of Ethics. This Code of Ethics covers the suggestions in Box 3.1 of the Guidelines and is disclosed on the Company's website under the Investors/Corporate Governance section.

Recommendation 3.2: Disclose the policy concerning trading in company securities by directors, officers and employees.

The Company has a Board approved policy concerning trading in the Company's shares by directors, officers and employees. It is disclosed on the Company's website under the Investors/Corporate Governance section.

The Insider Trading Policy complies with the suggestions in Box 3.2 of the Guidelines.


PRINCIPLE 4: SAFEGUARD INTEGRITY IN FINANCIAL REPORTING
Have a structure to independently verify and safeguard the integrity of the company's financial reporting.

Recommendation 4.1: Require the chief executive officer (or equivalent) and the chief financial officer (or equivalent) to state in writing to the board that the company's financial reports present a true and fair view, in all material respects, of the company's financial condition and operational results and are in accordance with relevant accounting standards.

This has been the established policy and practice of the Board for a number of years. The statements from the Managing Director and Chief Financial Officer are based on a formal sign off framework established throughout the Company and reviewed by the Audit Committee as part of the six-monthly financial reporting process.

Recommendation 4.2: The board should establish an Audit Committee.

The Company has an established Audit Committee.

Recommendation 4.3: Structure the Audit Committee so that it consists of:

-    Only non-executive directors.

-    A majority of independent directors.

-    An independent Chairperson, who is not chairperson of the board.

-    At least three members.

The structure of the Committee complies with this recommendation. The current members of the Committee are: Dr Mal Eutick (Chair); Mr Patrick Burns and Prof John Zalcberg, all of whom are non-executive and independent directors of the Company.

Meetings of the Committee are attended, by invitation, by the Managing Director, Chief Financial Officer, the engagement partner from the Company's external auditor and such other senior staff or professional people as may be appropriate from time to time.

Recommendation 4.4: The Audit Committee should have a formal charter.

The Audit Committee operates under a Board approved a formal charter. The charter is disclosed on the Company's website under the Investors/Corporate Governance section.


PRINCIPLE 5: MAKE TIMELY AND BALANCED DISCLOSURE
Promote timely and balanced disclosure of all material matters concerning the company.

Recommendation 5.1: Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance.

The Company has established policies and procedures which comply with the recommendation. These were established, and have been regularly reviewed, to ensure that the Company complies not only with its obligations at law and under the ASX Listing Rules, but with the best practice as it has evolved in recent years.

The Company Secretary is responsible for communications with the Australian Stock Exchange and NASDAQ including

                                                  PROGEN ANNUAL REPORT 2005   29


responsibility for ensuring compliance with the continuous disclosure requirements in both the ASX and NASDAQ Listing Rules and overseeing information going to the ASX, NASDAQ, shareholders and other interested parties. The matter of continuous disclosure is a permanent item on the agenda for all Board meetings and is specifically addressed by each director at those meetings.

All announcements, other than general compliance releases, made to the ASX and NASDAQ by the Company are published on the Company's website.


PRINCIPLE 6: RESPECT THE RIGHTS OF SHAREHOLDERS
Respect the rights of shareholders and facilitate the effective exercise of those rights.

Recommendation 6.1: Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation at general meetings.

The Company has introduced a Board approved Communications Policy that can be found on the Company's website under the Investors/Corporate Governance section.

Information is communicated to shareholders through:

i.   the Annual Report which is distributed to all shareholders;

ii. the half-year financial report is made available to all shareholders as a public announcement and is posted on the Company's website;

iii. press announcements and corporate presentations are all posted for public viewing on the Company's website following regulatory approval;

iv. press announcements are emailed to shareholders who have registered their email address on the Company's website at the Investors/Email alerts page; and

v.   newsletters are posted or emailed to Shareholders from time to time.

Shareholders are also encouraged to participate in the Company's general meetings to ensure a high level of accountability and identification with the Company's strategies and goals. Important issues are presented to shareholders as single resolutions. The presentations made by the Chairman and/or Managing Director at the Company's general meetings are posted on the Company's website and emailed to those shareholders who have registered their email address with the Company.

Recommendation 6.2: Request the external auditor to attend the annual general meeting and be available to answer shareholder questions about the audit.

The senior engagement partner of the Company's external auditor, Ernst & Young, attends the Company's annual general meetings and is available to answer questions from shareholders in relation to the audit. The Chairman advises the shareholders of this at the commencement of each annual general meeting.


PRINCIPLE 7: RECOGNISE AND MANAGE RISK
Establish a sound system of risk oversight and management and internal control.

Recommendation 7.1: The board or appropriate board committee should establish policies on risk oversight and management.

The Company places a high priority on risk management. Under the guidance of the Audit Committee and with the assistance of external advisors a comprehensive risk control framework has been developed which includes legislative compliance, property protection and health, safety and environment audits using risk assessors, self audits, engineering and professional advisers. The Company's management regularly reviews this framework.

In view of the size and considering cost effectiveness, the Company relies on its financial management team, led by the Chief Financial Officer to perform internal audit functions.

The Chief Financial Officer attends all Board meetings and Audit Committee meetings upon request and reports on risk management at both meetings.

Recommendation 7.2: The chief executive officer (or equivalent) and the chief financial officer (or equivalent) should state to the board in writing that:

7.2.1: The statement given in accordance with best practice recommendation 4.1 (the integrity of financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board.

7.2.2: The company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

This has been the Company's practice for many years.  Refer to recommendation
4.1.

                                                  PROGEN ANNUAL REPORT 2005   30


PRINCIPLE 8: ENCOURAGE ENHANCED PERFORMANCE
Fairly review and actively encourage enhanced board and management effectiveness.

Recommendation 8.1: Disclose the process for performance evaluation of the board, its committees and individual directors, and key executives.

A performance evaluation of the Board is currently being conducted. The Company does have a formal performance review process in place for senior executives and all permanent staff.


PRINCIPLE 9: REMUNERATE FAIRLY AND RESPONSIBLY
Recommendation 9.1: Provide disclosure in relation to the company's remuneration policies to enable investors to understand:

(i) the costs and benefits of those policies and

(ii) the link between remuneration paid to directors and key executives and corporate performance.

The Remuneration Committee of the Board of Directors is responsible for recommending and reviewing compensation arrangements for the directors, including the Managing Director and the executive team. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by the reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team. Officers, other than the non-executive directors, are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles plans. It is intended that the manner of payment chosen will be optimal for the recipient without increasing the total cost for the Company.

To assist in achieving these objectives, the Company's remuneration policy links the nature and amount of executive directors' and officers' emoluments to the Company's financial and operational performance.

Recommendation 9.2: The board should establish a Remuneration Committee.

The Board has an established Remuneration Committee, comprising two non-executive independent directors. The recommendation is for a minimum of three members, however given the current size of the Company's Board two is currently considered adequate. In all other respects the Committee's composition and responsibilities comply with this recommendation.

Recommendation 9.3: Clearly distinguish the structure of non-executive directors' remuneration from that of executives.

The structure of non-executive directors' remuneration and that of executives is set out in the relevant section of the Directors' Report.

Details of the nature and amount of each element of the emolument of each director of the Company and each of the five executive officers of the Company receiving the highest emolument for the financial year are disclosed in the relevant section of the Directors' Report.

The Company has issued stock options to all directors in the past and will continue to consider doing so. The Board believes that stock options assist in attracting quality directors, particularly in a technology-focussed company where conservation of cash resources is critical.

Non-executive directors are not provided with retirement benefits other than statutory superannuation.

The terms "director" and "officer" have been treated as mutually exclusive for the purposes of this disclosure. Executives are those who are directly accountable and responsible for the operational management and strategic direction of the Company.

PRINCIPLE 10: RECOGNISE THE LEGITIMATE INTERESTS OF STAKEHOLDERS
Recommendation 10.1: Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.

The Company has implemented a Board approved Code of Business Conduct, which seeks to promote throughout the Company, a culture of compliance with legal requirements and ethical standards. These principles are also reflected in the Company's Employee Manual which is a dynamic document. The Board recognises that managing "natural, human, social and other forms of capital" as suggested in the guidelines may also assist in creating value for shareholders.

The Company's Code of Business Conduct is disclosed on the Company's website under the Investors/Corporate Governance section.

                                                  PROGEN ANNUAL REPORT 2005   31


                                [GRAPHIC OMITTED]

                                 QUALITY OF LIFE


LES TILLACK
OPERATIONS MANAGER

BIN WANG
SENIOR FERMENTATION
SCIENTIST

                                                  PROGEN ANNUAL REPORT 2005   32


BOARD OF DIRECTORS
--------------------------------------------------------------------------------


STEPHEN CHANG, B.ENG
Executive Chairman

Chang is a founding Director and has served as Chairman in the period from 1989 to 1994 and again since 1999. He served as Chairman of Taiwan-based Medigen Biotechnology Corporation during its inauguration.


LEWIS LEE, B.SC. (ENG) MBA
Managing Director

Lee has served as our Managing Director since February 2000. Previous to this he held a number of senior management positions with F. Hoffmann-La Roche Limited, Switzerland, and its various international subsidiaries over a 10-year period, including the Global Business Leader for PEGASYS(TM), a blockbuster drug and Global Brand Manager for Roferon(R)-A (interferona-2a). Lee is a non-executive director of Xenome Limited a non-listed public biotechnology company.


JOHN ZALCBERG, MD, PH.D.
Non-Executive Independent Director
Member of the Audit Committee

Professor Zalcberg, MD, Ph.D. joined us as a Non-Executive Director in May 1995. He is Professor/Director of the Division of Haematology and Medical Oncology at the Peter MacCallum Cancer Institute in Melbourne, Australia. Among his numerous professional positions, Prof. Zalcberg served as president of the Clinical Oncology Society of Australia; is the Chairman of the Australasian Gastrointestinal Trials Group, and a member of the National Colorectal Cancer Care Surgery Working Party.


PATRICK BURNS, B.A. LLB (HONS)
Non-Executive Independent Director
Member of the Audit Committee
Member of the Remuneration Committee

Burns was appointed a Non-Executive Director in March 1999. From 1997, Burns has also been a member of the Boards of Directors of Synbiotics Corp, which specialises in animal health care, and Annovis Inc, a specialty chemicals company and a Senior Advisor to AcrossFrontiers International, Inc. He is currently a non-executive director of ChemGenex Pharmaceuticals Ltd (ASX:CSX); Vice Chairman of Euclid Systems Corp, an eye care company; Chairman of StablEyes, Inc a biotechnology company in the eye care field and an advisor to a number of early stage technology companies.


MALVIN EUTICK, B.SC. (HONS) PH.D. OAM
Non-Executive Independent Director
Chairman of the Audit Committee
Chairman of the Remuneration Committee

Dr Eutick was appointed a Non-Executive Director in March 1999. He is a Director of both TUTA Healthcare and Pharmalab. He has had a long association with the biotechnology industry and was awarded the Medal of the Order of Australia for services to the industry in 1995.


STANLEY CHANG, MD. PH.D.
Non-Executive Director

Dr Chang holds a medical degree from the National Taiwan University (NTU) college of Medicine, and a PhD from the Department of Surgery, London Medical School, University of London. Currently Dr Chang holds the position of Chairman and CEO of Taiwan-based Medigen Biotechnology Corporation.


LINTON BURNS, B.A. ACC., ACA
Company Secretary and Chief Financial Officer

Linton Burns was appointed Company Secretary and Chief Financial Officer in August 2004. He is a Qualified Chartered Accountant with more than 15 years of commercial experience, and an excellent depth of understanding of the value drivers, business processes and funding mechanics of the biotechnology and financial industries. Before joining Progen, Burns spent 5 years as CFO and Company Secretary for ASX listed biotechnology company BresaGen Limited.

                                                  PROGEN ANNUAL REPORT 2005   33


                                [PICTURE OMITTED]

(from left to right)
Lewis Lee; Eugene Cheng; Malvin Eutick; Stephen
Chang; John Zalcberg; Patrick Burns and Linton Burns

                                                          DIRECTORS' REPORT   34


DIRECTORS' REPORT

Your directors present there report on the Company for the year ended 30 June 2005.

1. DIRECTORS
The names and details of the Company's directors in office during the financial year and until the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.

As at the date of this report the directors' and options of the Company as notified the Australian Stock Exchange in accordance S205G(1) of the Corporations Act 2001 were:

--------------------------------------------------------------------------------------------------------
DIRECTOR            QUALIFICATIONS/EXPERIENCE          SPECIAL RESPONSIBILIIES     DIRECTORS' INTERESTS
------------------  ---------------------------------  --------------------------  ---------------------
                                                                                       SHARES    OPTIONS
S. CHANG            B.Eng                              Executive Chairman             736,424     75,000
                    Director of Capac International
                    Pty. Ltd.
------------------  ---------------------------------  --------------------------  ----------  ---------
L.J. LEE            B.Sc (Eng) MBA                     Managing Director              160,000     50,000
------------------  ---------------------------------  --------------------------  ----------  ---------
PROF J.R. ZALCBERG  MB BS PhD FRACP                    Non-Executive Director         115,849     75,000
                    Director of Haematology            Member of Audit Committee.
                    and Medical Oncology Peter
                    MacCallum Cancer Institute.
------------------  ---------------------------------  --------------------------  ----------  ---------
P.O. BURNS          BA LLB (Harvard) (Hons)            Non-Executive Director.        100,500     75,000
                    Non-Executive Director of          Member of Audit Committee
                    ChemGenex Pharmaceuticals          and Remuneration
                    Limited (ASX:CXS) since July       Committee.
                    2005 and Director and consultant
                    to many early stage technology
                    companies.
------------------  ---------------------------------  --------------------------  ----------  ---------
DR M.L. EUTICK      BSc (Hons) PhD OAM                 Non-Executive Director.        100,000     75,000
                    Director of a number of advanced   Member of Audit Committee
                    scientific and technological       and Remuneration
                    companies.                         Committee.
------------------  ---------------------------------  --------------------------  ----------  ---------
DR S.S.C. CHANG     MD PhD                             Non-Executive Director.        100,000          -
                    Director and CEO Medigen
                    Biotechnology Corporation,
                    Taiwan
------------------  ---------------------------------  --------------------------  ----------  ---------
E. CHENG            B.E. Chemical Engineering. MBA     Alternate Director to Dr             -          -
                                                       S.S.C. Chang
--------------------------------------------------------------------------------------------------------

                                                  PROGEN ANNUAL REPORT 2005   35


2. COMPANY SECRETARY
Linton W. P. Burns CA

Mr. Burns was appointed Chief Financial Officer and Company Secretary in August 2004. Professionally he has attained international financial experience in publicly listed and privately held companies in a variety of industries including Biotechnology. He previously held a similar position with Bresagen Limited.

3. EARNINGS PER SHARE                                 2005     2004
                                                         $        $
Basic and diluted loss per share (cents per share)   (16.6)   (14.6)

4. DIVIDENDS
No dividends have been paid or recommended.

5. CORPORATE INFORMATION
The Company is limited by shares, incorporated in Queensland and domiciled in Australia.

6. EMPLOYEES
The Company employed 41 employees as at 30 June 2005 (2004: 43 employees).

7. RESULTS AND REVIEW OF OPERATIONS

COMPANY OVERVIEW
The principal activities of Progen Industries Limited during the year continued to be:

- Discovery, research and development of potential biopharmaceutical therapeutics for the treatment of human diseases; and

- The provision of contract services related to the process development, manufacture and quality assurance of biological products.

The Company's objective is to build a sustainable biotechnology business through the discovery, development and commercialisation of small molecule-based therapeutics for cancer and other serious diseases.

Our two operating divisions are Research and Development (R&D) and Contract Manufacturing.

OPERATING RESULTS FOR THE YEAR
To be read in conjunction with the attached Financial Report.

Total operating revenue was down 38.0% year on year at $3.114 million. In the previous corresponding period the Life Sciences division contributed $1.536 million to operating revenues. This division was divested in November 2003. Excluding Life Sciences, operating revenues were down 10.6% year on year, this decline being attributable to our Contract Manufacturing division concentrating on the production of PI-88 for our clinical trial program over pursuit of external revenue generating contracts.

The overall operating result for the year ended 30 June 2005 was a loss of $5.937 million, being an increase of 24.2% over the prior year loss. Excluding the results of the Life Sciences division the loss was up 4.2% over the previous year primarily due to reduced Contract Manufacturing revenues recorded over the previous reporting period.

                                                   DIRECTORS' REPORT CONT'D   36


An analysis by business segment follows.

----------------------------------------------------------------------------
                                                              2005      2004
                                                % CHANGE      $000      $000
---------------------------------------------  ---------  --------  --------
REVENUE FROM OPERATING ACTIVITIES
---------------------------------------------  ---------  --------  --------
Research & Development                             (1.2)      826       836
---------------------------------------------  ---------  --------  --------
Life Sciences                                       N/A         -     1,536
---------------------------------------------  ---------  --------  --------
Contract Manufacture                              (26.9)    1,428     1,954
---------------------------------------------  ---------  --------  --------
Unallocated                                        24.1       860       693
---------------------------------------------  ---------  --------  --------
TOTAL REVENUE FROM OPERATING ACTIVITIES           (38.0)    3,114     5,019
---------------------------------------------  ---------  --------  --------
Revenue from Sale of Life Sciences                  N/A         -     1,174
---------------------------------------------  ---------  --------  --------
TOTAL REVENUE                                     (49.7)    3,114     6,193
---------------------------------------------  ---------  --------  --------
SEGMENT RESULT
---------------------------------------------  ---------  --------  --------
Research & Development                             14.9    (3,540)   (4,158)
---------------------------------------------  ---------  --------  --------
Life Sciences                                       N/A         -       236
---------------------------------------------  ---------  --------  --------
Contract Manufacture                             (140.0)     (244)      614
---------------------------------------------  ---------  --------  --------
Share of profit/(loss)of associate accounted        N/A         -       183
for using equity method
---------------------------------------------  ---------  --------  --------
Unallocated                                       (30.0)   (2,153)   (1,656)
---------------------------------------------  ---------  --------  --------
OPERATING (LOSS)                                  (24.2)   (5,937)   (4,781)
----------------------------------------------------------------------------

                                                  PROGEN ANNUAL REPORT 2005   37


RESEARCH AND DEVELOPMENT (R&D)
The primary activities of the R&D division continue to be the following activities:
1. The clinical development of the Company's anti-cancer drug candidates PI-88 and PI-166; and
2.   The drug discovery program.

PI-88 is the Company's most advanced compound within our oncology pipeline. Our principal objective is to commercialize PI-88 as an anti-cancer therapy applicable to a broad range of cancer types. PI-88 is currently being evaluated in Phase II human clinical trials. All PI-88 clinical trials are being conducted under an active Investigational New Drug application, or IND, with the United States Food and Drug Administration, or FDA.

Patient recruitment onto the PI-88 Phase II Advanced Lung Cancer trial continued throughout the current year. 80 patients have now been recruited onto this trial. In total approximately 100 patients are to be recruited and current expectations are that recruitment will complete by the end of the 2005 calendar year.

In May 2005 the Company announced the commencement of a PI-88 Phase II Advanced Melanoma trial in combination with the chemotherapy agent dacarbazine. To date 5 patients have been recruited to this trial. In total approximately 100 patients will be recruited and conservatively recruitment may take up to 2 years. The costs of this trial are being co-funded by our Strategic Alliance partners Medigen Biotechnology Corporation ("Medigen").

The Company recently announced the commencement of a PI-88 Phase II Advanced Prostate trial in combination with the chemotherapy agent Taxotere(R). This trial was initiated by oncology investigators based at the Royal North Shore Hospital in Sydney and is being substantially funded by the pharmaceutical company Sano-Aventis who market Taxotere(R). In total the trial will recruit up to 82 patients with 2 having been enrolled to date.

The Company is not expecting expenditure on the PI-88 Phase II clinical development program to increase materially above the current year as the Advanced Melanoma trial in combination with dacarbazine is being co-funded by Medigen and the cost to Progen of the advanced prostate cancer trial is relatively small given the financial support from Sano-Aventis. However, the Company is expecting an increase in regulatory expenditure as it readies itself for submitting a dossier to the FDA as required at the completion of Phase II trials.

PI-166, the Company's second oncology product candidate, is a novel combination of an active small organic chemical molecule and a delivery vehicle that directs and retains the active drug constituent at the tumour site. PI-166 is being developed for potential application in the treatment of advanced hepatocellular carcinoma (primary liver cancer). PI-166 is currently being tested in a Phase I clinical trial with the primary objective being to investigate the safety and tolerability of escalating doses of PI-166 in patients with advanced stage primary liver cancer where surgical intervention is no longer an option (unresectable). 13 patients have been enrolled onto this trial.

The goal of our drug discovery program is to discover and develop small molecule drug candidates that modulate the interaction between carbohydrates (sugars) and disease related protein targets as potential therapeutics for cancer. The drug discovery program involves an ongoing collaboration with the academic laboratory of Professor Martin Banwell of the Research School of Chemistry at the Australian National University. This program was partially funded by a $3.1 million Australian federal government AusIndustry Start grant that ended in June 2005. We recently accepted a $3.394 million Commercial Ready grant that will continue to partially fund this program for the next three years.

The net investment in our research and development initiatives decreased year on year by $618,000 or 14.9% to $3.54 million due mainly to the following:

1. Expenditure on our PI-88 clinical development program decreasing $193,000 to $1,425,000 due to the completion of patient recruitment into PR88201 (Phase I/II melanoma single-agent) and PR88103 (Phase I Lung combination) trials in the previous corresponding period resulting in a reduction in clinical development expenditure. This was off-set somewhat by an increase in expenditure on the PR88202 (Phase II Lung combination) trial due to an increase in patient recruitment and the commencement of the PR88205 (Phase II melanoma combination) trial;

2. During the financial year ended 30 June 2005 we commenced a randomized PI-88 Phase II trial in conjunction with the chemotherapy agent dacarbazine in patients with metastatic Melanoma. This trial is being co-funded by our strategic alliance partners Medigen. During the year they contributed $59,000 to the costs of running this trial; and

                                                   DIRECTORS' REPORT CONT'D   38


3. Expenditure on our drug discovery program declined $389,000 primarily due to the sponsored research contract with the Grifth University glycomics program having completed in the previous reporting period. Our drug discovery program is partially funded by an AusIndustry Start grant. This grant contributed $767,000 to the costs incurred in funding this program during the financial year ended 30 June 2005. The AusIndustry Start grant expired on 30 June 2005. The Company announced in July that it was successful in being awarded an AusIndustry Commercial Ready grant that will continue to partially fund this program over the next three years.

CONTRACT MANUFACTURING
The primary activities of the Contract Manufacturing division continue to be the manufacture of therapeutic products, including PI-88, and bioprocess technology development services. This division operates a manufacturing facility consisting of 15 modular laboratories each with a designated function.

The facility manufactures a range of biological products, including PI-88 ingredient and preparation of PI-166 for preclinical and clinical trials. It is equipped for genetic manipulation of micro-organisms, cell culture, small and large-scale fermentation of micro-organisms, purification and down-stream processing.

Our facility is licensed by the Australian Therapeutic Goods Administration for the manufacture of biological-based starting materials for human therapeutics to cGMP and by the Australian Office of Gene Technology Regulator for the manufacture of large scale genetically modified organisms.

PI-88 clinical demands increased 21% year on year due to Medigen's advancing Phase II liver cancer trial initiated in July 2004 and the initiation of new trials by the Company. Consequently, supply of PI-88 has become the priority of this division, and as a result contract manufacturing revenue has declined 26.9% to $1.428 million over the previous year.

The gross margin earned on external contracts, as a percentage of sales, increased marginally from 73.2% to 76.5%.

Growth in contract manufacturing revenue is therefore limited by PI-88 production requirements, which are expected to increase in the foreseeable future as both the Company and Medigen expand recruitment into respective PI-88 clinical trials. Revenue growth from contract manufacturing under current circumstances is therefore restricted to PI-88 requirements and plant capacity.

Divisional priority is also focused on optimising PI-88 production processes and validating manufacturing steps in preparation for anticipated production/technology transfer for future supply of Phase III clinical trial material.

LIQUIDITY
The Company ended the financial year in a strong financial position having cash and cash equivalents totalling $23.428 million up from $14.321 million. The increase in cash reserves was due to $12.041 million being raised through the exercise of the listed and employee options and $3.048 million being raised through a private placement of the Company's shares, being the shortfall in listed options that remained unexercised at the 31 May 2005 expiry date.

Cash and cash equivalents at 30 June 2005 consisted of highly liquid interest bearing investments with maturities of 90 days or less. We believe that these investments do not constitute any material market risk exposure.

Cash Flows
Cash of $5.3 million was expended during the year ended 30 June 2005 to finance net operating activities. This was in line with the previous corresponding reporting period.

Funding Requirements
Currently there are no material commitments to capital expenditures. However, we expect to incur substantial future commitments in light of our oncology clinical program and our drug discovery program. We are presently funding three Phase II multi-centre clinical trials of PI-88 and one Phase Ib clinical trial of PI-166.

We expect to incur net costs of $1.670 million over the next two years on our current PI-88 clinical development program by which time all current trials are anticipated to have completed. In addition we expect to incur an additional $266,000 on our current PI-166 Phase Ib trial.

Drug discovery is partially funded by a $3.394 million AusIndustry Commercial Ready grant. This grant is for three years funding commencing August 2005. Over this period the Company's contribution to this program is expected to also be $3.394 million.

                                                  PROGEN ANNUAL REPORT 2005   39


Future cash requirements will depend on a number of factors, including: the scope and results of preclinical studies and clinical trials, continued progress of our research and development programs, including our in-licensing activities, our ability to successfully expand our contract manufacture services, our ability to generate revenue from the commercialization of PI-88, PI-166 and our drug discovery platform, and the availability of other financing.

The Company estimates that the current cash reserves are sufficient to fund its on-going operations for at least 18 months from the date of this report. This excludes capital requirements outside of normal operating activities.

8. SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS
There were no significant changes in the state of affairs of the Company during the year other than those matters that are stated in this report and the accompanying financial report.

9. SIGNIFICANT EVENTS AFTER THE BALANCE DATE
There has not been any matter or circumstance, other than referred to elsewhere in this report, the financial statements or notes thereto, that has arisen since 30 June 2005 that has significantly affected, or may significantly affect:

-    the Company's operations in future  financial years; or

-    the results of those operations in future financial years; or

-    the Company's state of affairs in future financial years.

10. LIKELY DEVELOPMENTS AND EXPECTED RESULTS
The directors see significant opportunities and challenges in the year ahead including:

- Continuing the clinical development of PI-88 which involves conducting and managing the multiple Phase II cancer trials.

- In parallel with the clinical development program, complete a PI-88 partnering agreement with a Pharmaceutical or Biotech company that has the appropriate capabilities to accelerate development and move towards commercialisation outcomes. The Company has engaged the transactional services of Burrill and Company to assist with this process.

- Finalise the optimal manufacturing process for PI-88 and validating that process to ensure we have a robust process at the same time ensuring product requirements for the various clinical trials are met.

- Continue the clinical development of PI-166, in particular address poor patient recruitment rates onto the current Phase Ib trial to accelerate the completion of this trial.

- Continue to advance our Drug Discovery program with the objective of producing a new drug candidate with the potential to enter clinical studies by the end of 2008.

- To screen in-licensing opportunities to supplement the existing drug development pipeline.

- Assess funding opportunities to ensure that capital requirements are sufficient in facilitating realisation of corporate and operational objectives.

11. REMUNERATION REPORT

A. PRINCIPLES USED TO DETERMINE THE NATURE AND AMOUNT OF REMUNERATION Remuneration levels are competitively set to attract the most qualified and experienced directors and executives. The remuneration structures outlined below are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creation of shareholder value.

The Board ensures that executive reward satisfies the following criteria for good reward corporate governance practices:

-    competitiveness and reasonableness

-    acceptability to shareholders

-    performance linkage/alignment of executive compensation

-    transparency

-    capital management

Remuneration packages include a mix of fixed and variable remuneration and long-term based incentives.

                                                   DIRECTORS' REPORT CONT'D   40


NON-EXECUTIVE DIRECTORS
Non-executive directors' fees reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors' fees are reviewed periodically by the Board.

Non-executive directors' have, in the past, received share options in the Company. The Company considers that issuing options to non-executive directors is good cash management in that it is a form of non-cash remuneration. Details of share options currently held by non-executive directors are shown on page 72. The Company may consider issuing further share options to non-executive directors, such allocations are subject to shareholder approval under the listing rules of the Australian Stock Exchange.

Non-executive directors' fees are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The current aggregate fee pool limit is $300,000 which was approved by shareholders at the 2002 AGM.

Fees paid to non-executive directors' were last reviewed on 1 January 2005 and amount to $53,750 per annum for each non-executive director. This is inclusive of board committee fees.

Retirement allowances are not paid to non-executive directors.

EXECUTIVE PAY
The executive pay and reward framework has two components:

-    fixed remuneration including base pay and benefits

-    performance-linked remuneration

Fixed remuneration
The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Fixed remuneration consists of base remuneration (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles), as well as employer contributions to superannuation funds.

Base pay for senior executives is reviewed annually through a process that considers individual performance and overall performance of the Company. A senior executive's remuneration is also reviewed on promotion.

There are no guaranteed base pay increases included in any senior executives' contracts. Certain executives are however entitled to receive a fixed number of options on the first three anniversaries of commencement of employment with the Company. Such arrangements are used as a non-cash inducement to secure the services of those senior executives and as a means of retaining the services of those senior executives'.

The Company does not pay retirement benefits to any senior executives other than contributing compulsory superannuation to the senior executives' fund of choice. This benefit forms part of the senior executives' base remuneration.

Performance-linked remuneration
Performance linked remuneration includes both cash and equity based incentives and is designed to reward executive directors and senior executives for achieving certain defined objectives.

The cash incentives provided are typically short-term orientated and aligned to the successful achievement of stated Company goals. Currently several senior executives can earn cash bonuses on the Company achieving its stated aim of partnering PI-88. Given how important securing the right partner on the appropriate deal terms is for the future success of the Company the Remuneration Committee believes this aligns the remuneration of the executive with the performance of the Company. No cash bonuses were paid to senior executives in the current financial year.

Periodically, the Remuneration Committee considers the appropriate targets with which senior executives can earn cash bonuses on achieving and the level of payout if targets are met.

Equity based incentives currently consist of options that are issued under the Progen Directors and Employee Option Incentive Plan which was approved at the 2004 AGM.

The Remuneration Committee periodically considers the granting of options to senior executives. With the exception of the Managing Director the number of options granted to senior executives is based on the prior performance and seniority of that executive and therefore they have no performance hurdles attached to them that are required to be achieved before they can be exercised. The exercise price has however been set above the share price at the time of grant, thereby linking this component of remuneration to shareholder returns.

                                                  PROGEN ANNUAL REPORT 2005   41


Details of options currently held by senor executives s shown on page 72 of the financial statements.

As a development stage Company the Remuneration Committee does not provide long-term incentives based on the Company's earnings. As stated above current incentive arrangements are based on the achievement of the stated aim of partnering PI-88.

In considering the consequences of the Company's performance on shareholder wealth the Board have regard to total shareholder returns. In the Company's case this consists of the movement n the Company's share price and other capital management incentives, including the 1 for 8 bonus option issue n November 2003. Given the current stage of the Company's development we have never pad a denied and currently have no intentions of dong so.

The following table shows the change n the Company's share price and market capitalisation during the current financial year and the previous four financial years:

---------------------------------------------------------------------------------------
                                              2001     2002     2003     2004    2005
-------------------------------------------  -------  -------  -------  ------  -------
Share price at end of year                   $ 1.54   $ 1.01   $ 0.76   $ 3.55  $ 2.69
-------------------------------------------  -------  -------  -------  ------  -------
Change in share price                        $(0.99)  $(0.53)  $(0.25)  $ 2.79  $(0.86)
-------------------------------------------  -------  -------  -------  ------  -------
Market capitalisation at end of year ($m's)  $ 37.6   $ 24.6   $ 22.9   $122.5  $109.1
-------------------------------------------  -------  -------  -------  ------  -------
Change in market capitalisation ($m's)       $(17.2)  $(13.0)  $ (1.7)  $ 99.6  $(13.4)
---------------------------------------------------------------------------------------

                                                   DIRECTORS' REPORT CONT'D   42


B. DETAILS OF REMUNERATION
The emoluments (excluding options granted) of each director and the 5 officers of the Company receiving the highest emoluments during the year are as follows:

---------------------------------------------------------------------------------------------------------
                                        PRIMARY                  POST EMPLOYMENT      EQUITY
                      -------------------------------------  -----------------------  ---------
                       CASH SALARY      CASH   NON-MONETARY      SUPER-   RETIREMENT   VALUE OF
                          AND FEES     BONUS       BENEFITS   ANNUATION     BENEFITS    OPTIONS     TOTAL
                                 $         $              $           $            $          $         $
--------------------  ------------  --------  -------------  ----------  -----------  ---------  --------
Director
--------------------  ------------  --------  -------------  ----------  -----------  ---------  --------
S. Chang                   236,177         -              -      21,256            -          -   257,433
--------------------  ------------  --------  -------------  ----------  -----------  ---------  --------
L.J. Lee                   268,783         -         37,885      24,190            -          -   330,858
--------------------  ------------  --------  -------------  ----------  -----------  ---------  --------
Prof. J.R. Zalcberg         44,376         -              -       3,994            -          -    48,370
--------------------  ------------  --------  -------------  ----------  -----------  ---------  --------
P.O. Burns                  48,370         -              -           -            -          -    48,370
--------------------  ------------  --------  -------------  ----------  -----------  ---------  --------
Dr M.L. Eutick              44,376         -              -       3,994            -          -    48,370
--------------------  ------------  --------  -------------  ----------  -----------  ---------  --------
Dr S.S.C. Chang             48,370         -              -           -            -          -    48,370
--------------------  ------------  --------  -------------  ----------  -----------  ---------  --------
E. Cheng                         -         -              -           -            -          -         -
--------------------  ------------  --------  -------------  ----------  -----------  ---------  --------
Executives
--------------------  ------------  --------  -------------  ----------  -----------  ---------  --------
L. Burns
(appointed 23
August 2004)
(Company
Secretary, CFO)            117,819         -              -      10,604            -     33,330   161,753
--------------------  ------------  --------  -------------  ----------  -----------  ---------  --------
M. McColl
(resigned 15 August
2004)(Company
Secretary, CFO)              6,531         -          2,049         766            -          -     9,346
--------------------  ------------  --------  -------------  ----------  -----------  ---------  --------
R. Don
(resigned 4 March
2005)
(Vice President
Research &
Development)               107,834         -              -       7,429            -          -   115,263
--------------------  ------------  --------  -------------  ----------  -----------  ---------  --------
B. Creese
(Head of Clinical
Development)               100,004         -              -       9,338            -          -   109,342
--------------------  ------------  --------  -------------  ----------  -----------  ---------  --------
D. Schliebs
(resigned 17 June
2005)
(Vice President
Business
Development)               122,024         -         14,586      10,708            -     25,520   172,838
--------------------  ------------  --------  -------------  ----------  -----------  ---------  --------
S. Meibusch *
(appointed 17 June
2005)
(Director of
Business
Development)                 3,288         -              -         295            -          -     3,583
--------------------  ------------  --------  -------------  ----------  -----------  ---------  --------
G. Orders
(General Manager
Contract Services)          89,127         -         28,457       9,018            -          -   126,602
---------------------------------------------------------------------------------------------------------

* S Meibusch was appointed Director of Business Development on 17 June 2005. Before this appointment she was the Company's Manager of Business Development. Amounts shown above include S Meibusch's remuneration as the Director of Business Development and not that of the entire reporting period.

                                                       PROGEN ANNUAL REPORT   43


C. SERVICE AGREEMENTS
It is the Company's policy that service contracts for executive directors and senior executives be unlimited in term but capable of termination on specified notice periods and that the Company has the right to terminate the contract immediately, by making payment equal to the specified notice period as pay in lieu of notice other than for misconduct when termination is immediate. The executive directors and senior executives are also entitled to receive on termination of employment their statutory entitlements of accrued annual leave and long service leave.

The service contract outlines the components of remuneration paid to the executive directors and senior executives but does not prescribe how remuneration levels are modified year to year. Remuneration levels are reviewed each year to take into account cost-of-living changes, any change in the scope of the role performed by the senior executive.

The current base remuneration and termination notice periods included in the service agreements with executives are detailed below.

S CHANG, EXECUTIVE CHAIRMAN
- Term of agreement - until next AGM in which he is required to seek re-election in accordance with the Company's Constitution.

- Current base salary, inclusive of superannuation, of $305,200, last reviewed on 1 January 2005.

- Payment of termination benefit on early termination by the Company, other than for misconduct, equal to 13 weeks base salary.

L LEE, MANAGING DIRECTOR
-    Term of agreement - unlimited, capable of termination on 3 months notice.

- Current base salary, inclusive of superannuation, of $305,200, last reviewed on 1 January 2005.

- Payment of termination benefit on termination by the Company, other than for misconduct, equal to 3 months base salary.

L BURNS, CFO AND COMPANY SECRETARY
-    Term of agreement - unlimited, capable of termination on 8 weeks notice.

- Current base salary, inclusive of superannuation, of $158,050, last reviewed on 1 January 2005.

- Payment of termination benefit on termination by the Company, other than for misconduct, equal to 8 weeks base salary.

B CREESE, HEAD OF CLINICAL DEVELOPMENT
-    Term of agreement - unlimited, capable of termination on 4 weeks notice.

- Current base salary, inclusive of superannuation, of $109,000, last reviewed on 1 July 2004.

- Payment of termination benefit on termination by the Company equal to 4 weeks base salary.

G ORDER, GENERAL MANAGER, CONTRACT SERVICES
-    Term of agreement - unlimited, capable of termination on 4 weeks notice.

- Current base salary, inclusive of superannuation, of $109,000, last reviewed on 1 July 2004.

- Payment of termination benefit on termination by the Company, other than for misconduct, equal to 4 weeks base salary.

S MEIBUSCH, DIRECTOR OF BUSINESS DEVELOPMENT
-    Term of agreement - unlimited, capable of termination on 4 weeks notice.

- Current base salary, inclusive of superannuation, of $103,550, last reviewed on 20 June 2005.

- Payment of termination benefit on termination by the Company, other than for misconduct, equal to 8 weeks base salary.


D. SHARE-BASED COMPENSATION
The last tranche of options granted to the directors and employees of the Company was made on 28 October 2003 under the terms of the Employee and Executive Share Incentive Scheme ("2003 Plan") which was approved by shareholders at the 2003 annual general meeting.

The options granted to employees during the current reporting period only included those negotiated as a component of compensation at the time the employee was considering an offer to join the Company. These options were granted under either the terms of the 2003 Plan or the Directors and Employees Option Incentive Plan which was approved by shareholders at the 2004 annual general meeting.

                                                   DIRECTORS' REPORT CONT'D   44


The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

--------------------------------------------------------------------------------------------
Specified    Grant         Expiry               No. of   Exercise    Value per          Date
Executive    date          date                options      Price    option at  excercisable
                                               granted              grant date
-----------  ------------  -----------  --------------  ---------  -----------  ------------

             14 September  28 February                                            From grant
D Schliebs   2004          2006                 22,000  $    4.00  $      1.16          date
-----------  ------------  -----------  --------------  ---------  -----------  ------------
             14 September  28 February                                            From grant
S Meibusch*  2004          2006                 10,000  $    4.00  $      1.16          date
-----------  ------------  -----------  --------------  ---------  -----------  ------------
             16 February   28 February                                            From grant
L Burns      2005          2006                 33,000  $    4.00  $      1.01          date
--------------------------------------------------------------------------------------------

* These options were granted to S Meibusch before she was appointed Director of Business Development, they therefore are not included in her remuneration in that position.

Options granted under the plans for no consideration, vest immediately and carry no dividend or voting rights. When exercised each option is converted into one ordinary share.

The amounts disclosed for emoluments relating to options above are the assessed fair values at grant date of the options granted to directors and executives. The fair value of options granted in 2004 and 2005 were computed at grant date using a Black-Scholes option pricing model with the following weighted average assumptions:

--------------------------------------
                          2005   2004
                          -----  -----
Expected lives (yrs)      0.94    1.6
------------------------  -----  -----
Expected volatility       51.9%  70.9%
------------------------  -----  -----
Expected dividend yield    0.0%   0.0%
------------------------  -----  -----
Risk free interest rate   5.29%  5.39%
--------------------------------------

                                                       PROGEN ANNUAL REPORT   45


Further details relating to options are set out below.
------------------------------------------------------------------------------------------------
Name                              A           B                C            D                  E
                     % remuneration    Value at         Value at     Value at   Total of columns
                      consisting of  grant date   excercise date   lapse date             B to D
                            options                            $            $                  $
------------------  ---------------  ----------  ---------------  -----------  -----------------
S. Chang                       0.0%           -           50,000            -             50,000
------------------  ---------------  ----------  ---------------  -----------  -----------------
L.J. Lee                       0.0%           -           75,600            -             75,600
------------------  ---------------  ----------  ---------------  -----------  -----------------
Prof J.R. Zalcberg             0.0%           -           20,000            -             20,000
------------------  ---------------  ----------  ---------------  -----------  -----------------
P.O. Burns                     0.0%           -           20,000            -             20,000
------------------  ---------------  ----------  ---------------  -----------  -----------------
Dr M.L. Eutick                 0.0%           -           20,000            -             20,000
------------------  ---------------  ----------  ---------------  -----------  -----------------
Dr S.S.C. Chang                0.0%           -           20,000            -             20,000
------------------  ---------------  ----------  ---------------  -----------  -----------------
E. Cheng                       0.0%           -                -            -                  -
------------------  ---------------  ----------  ---------------  -----------  -----------------
L. Burns                      20.6%      33,330                -            -             33,330
------------------  ---------------  ----------  ---------------  -----------  -----------------
M. McColl                      0.0%           -           39,710            -             39,710
------------------  ---------------  ----------  ---------------  -----------  -----------------
Dr R. Don                      0.0%           -          126,860            -            126,860
------------------  ---------------  ----------  ---------------  -----------  -----------------
Dr B. Creese                   0.0%           -           65,360            -             65,360
------------------  ---------------  ----------  ---------------  -----------  -----------------
Dr D. Schliebs                14.8%      25,520           96,000            -            121,520
------------------  ---------------  ----------  ---------------  -----------  -----------------
G. Orders                      0.0%           -          114,300            -            114,300
------------------  ---------------  ----------  ---------------  -----------  -----------------
S. Meibusch                    0.0%           -                -            -                  -
------------------------------------------------------------------------------------------------

A = The percentage of the value of remuneration consisting of options, based on the value at grant date set out in column B.

B = The value at grant date calculated in accordance with AASB 1046 Director and Executive Disclosures by Disclosing Entities of options granted during the year as part of remuneration.

C = The value at exercise date of options that were granted as part of remuneration and were exercised during the year. In all instances the options exercised were granted in previous years.

D = The value at lapse date of options that were granted as part of remuneration and that lapsed during the year.

12.  ENVIRONMENTAL REGULATIONS
The Company complies with all environmental regulations applicable to its operations. There have been no known breaches of these regulations.

13.  ROUNDING
The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

                                                   DIRECTORS' REPORT CONT'D   46


14.  INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS
During the year, the Company paid a premium to insure the directors, company secretary and other executive staff. Due to the terms and conditions of the insurance arrangements, disclosure of the nature of the insurance and the premium are excluded.

The liabilities insured include costs and expenses that may be incurred in defending any wrongful, but not wilful, act, error or omission by the officers in their capacity as officers of the Company.

No other insurance premiums have been paid or indemnities given, during or since the end of the year, for any person who is or has been an officer or auditor of the Company.

15.  TAX CONSOLIDATION
Effective from 1 July 2003, for the purposes of income taxation, Progen Industries Limited and it's dormant wholly-owned subsidiary have deferred the implementation of a tax sharing arrangement until the subsidiary is active.

16.  DIRECTORS MEETINGS
The number of directors' meetings held during the year and the number of meetings attended by each director were as follows:

---------------------------------------------------------
                              No. of Directors' Meetings
                             ----------------------------
                               Total whilst      Attended
                                 a Director
                             --------------  ------------
S. Chang                                  9             9
---------------------------  --------------  ------------
L.J. Lee                                  9             9
---------------------------  --------------  ------------
Prof. J.R. Zalcberg                       9             9
---------------------------  --------------  ------------
P.O. Burns                                9             9
---------------------------  --------------  ------------
Dr M.L. Eutick                            9             8
---------------------------  --------------  ------------
Dr S.S.C. Chang                           9             6
---------------------------  --------------  ------------
E. Cheng (Alternate
Director to Dr S S C Chang)               9             3
---------------------------------------------------------

Total number of directors' meetings during the year: 9

------------------------------------------------------
                       No. of Audit Committe Meetings
                     ---------------------------------
                         Total whilst         Attended
Name                         A-a Member
-------------------  ----------------  ---------------
P.O. BURNS                          6                6
-------------------  ----------------  ---------------
DR M.L. EUTICK                      6                6
-------------------  ----------------  ---------------
PROF. J.R. ZALCBERG                 1                -
------------------------------------------------------

Prof. J.R. Zalcberg was appointed a member of the Audit Committee on 6 April 2005. Total number of Audit Committee meetings during the year: 6

17.  CORPORATE GOVERNANCE
In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Progen Industries Limited support and have adhered to the principles of corporate governance. The Company's corporate governance statement is disclosed separately in this annual report.

18.  AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES
The directors received the following declaration from the auditor of Progen Industries Limited.

                                                       PROGEN ANNUAL REPORT   47


ERNST & YOUNG                      - 1 Eagle Street      - Tel 61 7 3011 3333
                                     Brisbane QLD 4000     Fax  61 7 3011 3100
                                     Australia             DX 165 Brisbane

                                     PO Box 7878
                                     Waterfront Place
                                     Brisbane QLD 4001


AUDITOR'S INDEPENDENCE DECLARATION TO THE DIRECTORS OF PROGEN INDUSTRIES LIMITED

In relation to our audit of the financial report of Progen Industries Limited for the financial year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

/s/ Ernst & Young
Ernst & Young

/s/ Winna Irschitz
Winna Irschitz
Partner
Date: 2 September 2005


                            Liability limited by the Accountants Schema approved under the Professional Standards Act 1994 (NSW)

                                                   DIRECTORS' REPORT CONT'D   48


NON-AUDIT SERVICES
The Company's auditor, Ernst & Young, did not provide any non-audit services during the financial year ended 30 June 2005.

Signed in accordance with a resolution of the directors.


/s/ Lewis Lee

L. LEE
DIRECTOR

Dated: Brisbane, 2 September 2005

                                                       PROGEN ANNUAL REPORT   49


STATEMENT OF FINANCIAL PERFORMANCE
for the Year Ended 30 June 2005

                                                                       2005      2004
                                                             Notes    $'000     $'000
REVENUE FROM ORDINARY ACTIVITIES
Sales revenue                                                    2    1,428     3,490
Other revenue from ordinary activities                           2    1,686     1,529
                                                                    --------  --------
TOTAL REVENUE FROM OPERATING ACTIVITIES                               3,114     5,019

REVENUE FROM NON-OPERATING ACTIVITIES
Revenue from sale of discontinued operation                      2        -     1,174
                                                                    --------  --------

TOTAL REVENUE FROM ORDINARY ACTIVITIES                                3,114     6,193
                                                                    --------  --------

Borrowing costs expensed                                                (17)      (17)
Cost of sales                                                    3     (336)   (1,544)
Consumable costs                                                       (176)     (171)
Depreciation                                                     3     (569)     (648)
Occupancy costs                                                        (121)     (113)
Other expenses from ordinary activities                                (429)      (98)
Research and development costs                                       (3,620)   (4,312)
Selling, marketing, administrative and corporate costs               (3,783)   (3,761)
Carrying value of Life Science assets sold                                -      (493)
Share of net profit/doss) of associate accounted for using
the equity method                                                7        -       183
                                                                    --------  --------

LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME
TAX EXPENSE                                                          (5,937)   (4,781)
                                                                    --------  --------

INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES               4        -         -
                                                                    --------  --------

NET LOSS                                                             (5,937)   (4,781)
                                                                    --------  --------

NET LOSS ATTRIBUTABLE TO MEMBERS OF PROGEN INDUSTRIES
LIMITED                                                              (5,937)   (4,781)
                                                                    --------  --------

Share Issue Costs                                               14     (464)     (266)

TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING
FROM TRANSACTIONS WITH OWNERS AS OWNERS                              (6,401)   (5,047)
                                                                    --------  --------

Basic and diluted loss per share (cents per share)              21    (16.6)    (14.6)

The accompanying notes form part of these financial statements.

                                            STATEMENT OF FINANCIAL POSITION   50


STATEMENT OF FINANCIAL POSITION
as at 30 June 2005

                                           2005       2004
                               NOTES      $'000      $'000
CURRENT ASSETS
Cash assets                     16(b)    23,428     14,321
Receivables                         5       243        458
Other                               6        38        161
                                       ---------  ---------

TOTAL CURRENT ASSETS                     23,709     14,940
                                       ---------  ---------

NON-CURRENT ASSETS
Investments                         7     2,388      2,388
Property, plant and equipment       8       908      1,282
Other                               9        13         15
                                       ---------  ---------

TOTAL NON-CURRENT ASSETS                  3,309      3,685
                                       ---------  ---------

TOTAL ASSETS                             27,018     18,625
                                       ---------  ---------

CURRENT LIABILITIES
Payables                           10     1,162      1,300
Provisions                         11       250        237
Other                              12         -        209
                                       ---------  ---------

TOTAL CURRENT LIABILITIES                 1,412      1,746
                                       ---------  ---------

NON-CURRENT LIABILITIES
Provisions                         13       115         99
                                       ---------  ---------

TOTAL NON-CURRENT LIABILITIES               115         99
                                       ---------  ---------

TOTAL LIABILITIES                         1,527      1,845
                                       ---------  ---------

NET ASSETS                               25,491     16,780
                                       ---------  ---------

EQUITY
Contributed equity                 14    88,376     73,751
Other reserves                     15        23          -
Accumulated losses                 26   (62,908)   (56,971)
                                       ---------  ---------

TOTAL EQUITY                             25,491     16,780
                                       =========  =========

The accompanying notes form part of these financial statements.

                                                       PROGEN ANNUAL REPORT   51


STATEMENT OF CASH FLOWS
for the Year Ended 30 June 2005

                                                                 2005       2004
                                                     Notes      $'000      $'000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers                                        2,091      4,102
Payments to suppliers and employees                           (8,809)   (10,664)
Grant recovery                                                   605        626
Interest received                                                820        665
Borrowing costs                                                  (17)       (17)
                                                             --------  ---------

NET CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES    16(a)   (5,310)    (5,288)
                                                             --------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of discontinued operation                       -      1,174
Purchase of property, plant and equipment                       (216)      (190)
Proceeds from sale of property, plant and equipment                8         25
                                                             ========  =========

NET CASH FLOWS FROM /(USED IN) INVESTING ACTIVITIES             (208)     1,009
                                                             ========  =========

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of ordinary shares                       15,089      6,874
Payment of share issue costs                                    (464)      (266)
                                                             --------  ---------

NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES            14,625      6,608
                                                             ========  =========

NET INCREASE/(DECREASE) IN CASH HELD                           9,107      2,329
Add opening cash brought forward                              14,321     11,995
Effect of exchange rate changes on cash                            -         (3)
                                                             --------  ---------

CLOSING CASH CARRIED FORWARD                          16(b)   23,428     14,321
                                                             ========  =========

The accompanying notes form part of these financial statements.

                                          NOTES TO THE FINANCIAL STATEMENTS   52
                                          FOR THE YEAR ENDED 30 JUNE 2005


NOTES TO THE FINANCIAL STATEMENTS
for the Year Ended 30 June 2005


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial report is a general-purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The financial report has been prepared in accordance with the historical cost convention.

CHANGES IN ACCOUNTING POLICIES
The accounting policies adopted are consistent with those of the previous year.

FOREIGN CURRENCIES
Transactions in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction. Amounts payable to and by the entity that are outstanding at the reporting date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year. All resulting exchange differences arising on settlement or re-statement are brought to account in determining the net profit or loss for the financial year.

CASH AND CASH EQUIVALENTS
Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purposes of the Statement of Cash Flows, cash includes cash on hand, in banks, in short term deposits and money market investments readily convertible to cash, net of outstanding bank overdrafts. Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

RECEIVABLES
Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

INVESTMENTS
Listed shares held for trading are carried at net market value. Changes in net market value are recognised as a revenue or expense in determining the net profit for the period.

Investments in associates are carried at the lower of the equity-accounted amount and recoverable amount in the financial report.

All other non-current investments are carried at the lower of cost and recoverable amount.

RECOVERABLE AMOUNT
Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount, the expected net cash flows have been discounted to their present value using a market determined risk adjusted discount rate. The Company has not undertaken any non-current asset write downs of this kind during the current period.

PROPERTY, PLANT AND EQUIPMENT
Cost and valuation
All  classes  of  property,  plant  and  equipment  are  measured  at  cost.

Depreciation
Depreciation is provided on a straight-line basis on all property, plant and equipment.

Major depreciation periods are:  2005            2004

Plant and equipment              5-10 years      5-10 years
Office furniture and equipment   3-10 years      3-10 years
Leasehold improvements           the lease term  the lease term

LEASES
Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership

Operating leases
The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Contingent rentals are recognised as an expense in the financial year in which they are incurred.

Finance leases
Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Company are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

                                                       PROGEN ANNUAL REPORT   53

Capitalised lease assets are depreciated over the estimated useful life of the assets. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the Statement of Financial Performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and depreciated on a straight line basis over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

OTHER NON-CURRENT ASSETS
Research and development costs
Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each reporting date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.

Expenditure carried forward
Significant items of carry forward expenditure having a benefit or relationship to more than one period are written off over the periods to which such expenditure relates.

PAYABLES
Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Company.

INTEREST - BEARING LIABILITIES
All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

Finance lease liability is determined in accordance with the requirements of AASB 1008 "Leases".

PROVISION
Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefit to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

CONTRIBUTED EQUITY
Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

REVENUE RECOGNITION
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of Goods
Control of the goods has passed to the buyer.

Rendering of Services
Where the contract outcome can be reliably measured, control of the right to be compensated for the services and the stage of completion can be reliably measured. Stage of completion is measured by reference to the outcome achieved to date as a percentage of the total outcome required for each contract.

Where the contract outcome cannot be reliably measured, revenue is recognised only to the extent that costs have been incurred.

Interest
Control of the right to receive the interest payment.

Dividends
Control of the right to receive the dividend payment.

Research and development grants
Where a grant is received relating to research and development costs that have been expensed, the grant is recognised as revenue. Payments in advance are allocated to deferred revenue in the statement of financial position and recognised as revenue when eligible expenditure to which the grant relates is incurred.

                                          NOTES TO THE FINANCIAL STATEMENTS   54
                                          FOR THE YEAR ENDED 30 JUNE 2005


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

TAXES
Income Tax
Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Goods and services tax (GST)
Revenue, expenses and assets are recognised net of the amount of GST except:

- Where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

-    Receivables and payables are stated with the amount of GST included

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

EMPLOYEE BENEFITS
Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

wages and salaries, non-monetary benefits, annual leave and long service leave, sick leave and other leave benefits; and other types of employee benefits are recognised against profits on a net basis in their respective categories.

The value of the equity-based compensation scheme described in note 18 is not being recognised as an employee benefits expense.

EARNINGS PER SHARE (EPS)
Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) divided by the weighted average number of ordinary shares.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

-    costs of servicing equity (other than dividends);

- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognized as expenses; and

- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus element.

COMPARATIVES
Where necessary, comparative figures have been reclassified and repositioned for consistency with current year disclosures.

                                                       PROGEN ANNUAL REPORT   55


2. REVENUE FROM ORDINARY ACTIVITIES                            2005    2004
                                                              $'000   $'000
SALES REVENUE FROM OPERATING ACTIVITIES
Revenue from sale of goods                                        -   1,536
Revenue from services                                         1,428   1,954
                                                             ------  ------

Total sales revenue from operating activities                 1,428   3,490
                                                             ------  ------

OTHER REVENUE FROM OPERATING ACTIVITIES
Interest                                                        820     665
Grant recovery                                                  767     836
Proceeds from sale of property, plant and equipment               8      25
Other revenue                                                    91       3

REVENUE FROM NON-OPERATING ACTIVITIES
Revenue from sale of discontinued operation refer Note 2(a)       -   1,174
                                                             ------  ------

Total other revenues                                          1,686   2,703
                                                             ------  ------

TOTAL REVENUES FROM OPERATING AND NON-OPERATING ACTIVITIES    3,114   6,193
                                                             ======  ======

(A) DISCLOSURE OF DISCONTINUED OPERATIONS
On the 11 November 2003 the Board of Directors announced the sale of the Company's Life Sciences division to Global Science and Technology Ltd (GST), a subsidiary of New Zealand based EBOS Ltd

The sale was completed on 28 November 2003.

The decision to divest this division was based on the Company strategy to focus on core R&D activities where most potential shareholder value resides.

FINANCIAL PERFORMANCE INFORMATION OF THE LIFE SCIENCE DIVISION INCLUDED     2004
IN THE COMPANY'S RESULTS FOR THE YEAR ENDED 30 JUNE 2004 IS AS FOLLOWS:    $'000
Proceeds for sale of business                                              1,174
                                                                         ========

Revenue from ordinary activities                                           1,536
Expenses from ordinary activities                                         (1,301)
Profit on disposal of business activity                                      681
                                                                         --------
Profit before income tax                                                     916
Income tax                                                                     -
                                                                         --------
Net Profit                                                                   916
                                                                         ========

                                          NOTES TO THE FINANCIAL STATEMENTS   56
                                          FOR THE YEAR ENDED 30 JUNE 2005


                                                                                      2005    2004
3. EXPENSES AND LOSSES/(GAINS)                                                       $'000   $'000
Loss from ordinary activities before income tax has been arrived at after charging
(crediting) the following items:

Cost of sales:
Cost of sales - sale of goods                                                            -   1,021
Cost of sales - sale of services                                                       336     523
                                                                                     -----  -------
                                                                                       336   1,544
                                                                                     -----  -------
Depreciation of non-current assets:
Leasehold improvements                                                                  76     107
Plant and equipment                                                                    454     487
Office furniture and equipment                                                          39      48
Motor Vehicles                                                                           -       6
                                                                                     -----  -------
Total depreciation of non-current assets                                               569     648
                                                                                     -----  -------

Net foreign exchange loss/(gain)                                                         7      (9)

Loss/(gain) on disposal of property, plant and equipment                                13      (4)

Operating lease rental                                                                 107     113


4. INCOME TAX
The prima facie tax, using tax rates applicable in the country of operation, on operating profit and extraordinary items differs from the income tax provided in the financial statements as follows:

Prima facie tax on loss from ordinary activities @ 30%                                 (1,781)  (1,434)

Tax effect of permanent differences:
Other expenses                                                                             12        3
Additional deduction for research and development expenditure                            (315)    (244)
                                                                                       -------  -------

Income tax adjusted for permanent differences                                          (2,084)  (1,675)
                                                                                       -------  -------

Future income tax benefit arising from tax losses not brought to account at
balance date as realisation of the benefit is not regarded as virtually certain         2,084    1,675
                                                                                       -------  -------

Income tax attributable to operating loss                                                   -        -
                                                                                       =======  =======

Estimated potential future income tax benefit attributable to tax losses not booked.   21,442   19,315
                                                                                       =======  =======

The future income tax benefit will only be obtained if:
(i) future assessable income of a nature and of an amount sufficient to enable the benefit to be realised;
(ii) the conditions for deductibility imposed by tax legislation continue to be complied with; and
(iii) no changes in tax legislation adversely affect the Company in realising the benefit.

TAX CONSOLIDATION
Effective from 1 July 2003, for purposes of income taxation, Progen Industries Limited and its dormant subsidiary have not entered into tax consolidation.

                                                       PROGEN ANNUAL REPORT   57


                               2005    2004
5. RECEIVABLES                $'000  $'000
Trade debtors                    30    365
Provision for doubtful debts      -    (22)
                              -----  ------
                                 30    343
Sundry debtors                  213    115
                              -----  ------
Total Receivables               243    458
                              =====  ======

(A) TERMS AND CONDITIONS
Terms and conditions relating to the above financial instruments:
(i)  Trade debtors are non-interest bearing and generally on 30 day terms.
(ii) Sundry debtors are non-interest bearing and have repayment terms between 30 and 90 days.

6. OTHER CURRENT ASSETS
Prepayments                           38    161
                                   =====  =====

7. INVESTMENTS

Investments                        2,388  2,388
                                   =====  =====

On 31 May 2000 Progen entered into an agreement with Medigen Biotechnology Corporation (MBC) a company incorporated in Taiwan, in relation to the co-development of PI-88 (the 'Alliance Agreement'). Under the Alliance Agreement, MBC will fund and conduct, at no cost to Progen, several Phase II clinical trials in respect of PI-88. These trials are in addition to those undertaken by Progen. In return MBC is entitled to receive 15% of Progen's future PI-88 revenues generated from cancer and cardiovascular diseases. In accordance with the Alliance Agreement Progen is to supply PI-88 to MBC free of charge for the designated trials and provide 'in kind' technical know-how to assist MBC with conduct of the trials.

On 28 April 2005 Progen and MBC agreed to amend the terms of the Alliance Agreement in that Progen agreed to waive the requirement for MBC to conduct one of the Phase II trials outlined in the Alliance Agreement. In return MBC agreed to fund 50%, up to $A1 million, of the recently initiated Phase II melanoma clinical trial (PI-88 in combination with Dacarbazine).

Under the Alliance Agreement Progen was issued 19.9% of MBC's issued ordinary equity at no cost and with certain anti-dilution rights. As at 30 June 2005 Progen held 15,176,525 ordinary shares in MBC.

On 1 January 2004 the Company re-assessed its capacity to have 'significant influence' over Medigen and, due to the significant growth and expansion of both Companys' activities, has determined this to be no longer the case. In accordance with Australian Accounting Standards the Company has therefore discontinued the equity method of accounting for this investment as of 1 January 2004. As of that date, the investment balance was $2.38 million and continues to be carried at that amount, which is estimated to be less than its current net realisable value.

Stanley Chang, a director of Progen, is the Chairman and CEO of MBC.

                                          NOTES TO THE FINANCIAL STATEMENTS   58
                                          FOR THE YEAR ENDED 30 JUNE 2005


7. INVESTMENTS (CONT'D)

(i) Share of associate's profit/doss)                             2005      2004
                                                                 $'000     $'000
Share of associate's:
- net profit/doss) before income tax                                 -       183
- income tax attributable to net loss                                -         -
                                                               --------  --------
Share of associate's net loss                                        -       183
                                                               ========  ========

(ii) Retained losses of the entity attributable to associate

Balance at the beginning of the financial year                  (2,957)   (3,140)
Share of associate's net profit/doss)                                -       183
                                                               --------  --------
Balance at the end of the financial year                        (2,957)   (2,957)
                                                               ========  ========

8. PROPERTY, PLANT & EQUIPMENT
Leasehold improvements
At cost                                 612      542
Accumulated depreciation               (534)    (458)
                                     -------  -------
                                         78       84
                                     -------  -------
Plant and equipment
At cost                               4,533    4,408
Accumulated depreciation             (3,740)  (3,286)
                                     -------  -------
                                        793    1,122
                                     -------  -------
Office furniture and equipment
At cost                                 449      429
Accumulated depreciation               (412)    (374)
                                     -------  -------
                                         37       55
                                     -------  -------
Motor vehicles
At cost                                   -       61
Accumulated depreciation                  -      (40)
                                     -------  -------
                                          -       21
                                     -------  -------
Total property, plant and equipment
At cost                               5,594    5,440
Accumulated depreciation             (4,686)  (4,158)
                                     -------  -------
Total written down amount               908    1,282
                                     =======  =======

                                                  PROGEN ANNUAL REPORT 2005   59


8. PROPERTY, PLANT & EQUIPMENT (CONT'D)

RECONCILIATIONS

Reconciliations of the carrying amounts of property, plant and equipment
at the beginning and end of the current and previous financial year.         2005     2004
                                                                            $'000    $'000

Leasehold improvements
Carrying amount at beginning                                                   84      176
Additions                                                                      70       15
Depreciation expense                                                          (76)    (107)
                                                                           -------  -------
                                                                               78       84
                                                                           -------  -------


Plant and equipment
Carrying amount at beginning                                                1,122    1,463
Additions                                                                     125      156
Disposals                                                                       -      (10)
Depreciation expense                                                         (454)    (487)
                                                                           -------  -------
                                                                              793    1,122
                                                                           -------  -------


Office furniture and equipment
Carrying amount at beginning                                                   55       93
Additions                                                                      21       19
Disposals                                                                       -       (9)
Depreciation expense                                                          (39)     (48)
                                                                           -------  -------
                                                                               37       55
                                                                           -------  -------


Motor vehicles
Carrying amount at beginning                                                   21       37
Disposals                                                                     (21)     (10)
Depreciation                                                                    -       (6)
                                                                           -------  -------
                                                                                -       21
                                                                           -------  -------


9. OTHER (NON CURRENT)

Security deposit                                                               13       15
                                                                           =======  =======


10. PAYABLES (CURRENT)

Trade creditors                                                               257      689
Other creditors                                                               905      611
                                                                           -------  -------
                                                                            1,162    1,300
                                                                           =======  =======

                                          NOTES TO THE FINANCIAL STATEMENTS   60
                                          FOR THE YEAR ENDED 30 JUNE 2005


10. PAYABLES (CURRENT) (CONT'D)
                                                                                                 2005   2004
(a) AUSTRALIAN DOLLAR EQUIVALENTS                                                               $'000  $'000
Australian dollar equivalent of amounts payable in foreign currencies not effectively hedged:
-United States Dollar                                                                             163      5

(b) TERMS AND CONDITIONS
Terms and conditions relating to the above financial instruments:
(i) Trade creditors are non-interest bearing and are normally settled on 30 day terms.
(ii)Other creditors are non-interest bearing and have a term between 30 days and 12 months.


11. PROVISIONS (CURRENT)

Employee benefits (refer note 18)                                                                 250    237
                                                                                                =====  ======

12. OTHER (CURRENT)

Deferred income                                                                                     -    209
                                                                                                =====  ======

Deferred income results from advanced payments received from Auslndustry in relation to the Company's R&D Start Grant. Amounts are brought to revenue when the expenditure, to which these receipts relate, is incurred. This grant expired on 30 June 2005, and therefore amounts received as at that date which remained unearned are shown as other creditors as the amount is repayable to Auslndustry.

13. PROVISIONS (NON-CURRENT)

Employee benefits (refer note 18)                                                                 115      99
                                                                                                =====  ======

14. CONTRIBUTED EQUITY

(a) ISSUED AND PAID UP CAPITAL
Ordinary shares fully paid                                                                     88,376  73,751
                                                                                               ======  ======

                                                  PROGEN ANNUAL REPORT 2005   61

Issued during the year
(b) MOVEMENTS IN SHARES ON ISSUE                                       2005                        2004

                                                        NUMBER OF SHARES   $'000    NUMBER OF SHARES   $'000
--------------------------------------------------------------------------------------------------------------

Beginning of the financial year                               34,521,065   73,751         30,099,223   67,143

Issued during the year
-  equity raised through private placement                     1,219,015    3,048          3,800,000    5,320
   less transaction costs (i)                                          -     (464)                 -     (266)
-  options exercised by shareholders in terms of the
   Prospectus dated 19 November 2003 (ii)                      2,588,502    6,471            422,086    1,055
-  placement options exercised (iii)                             700,000    1,750                  -        -
-  options exercised by employees in terms of the
   Share Scheme approved at the AGM held on 31
   October 2003 (iv)                                           1,528,211    3,820            199,756      499
                                                        ------------------------------------------------------
End of the financial year                                     40,556,793   88,376         34,521,065   73,751
                                                        ======================================================


(i) Shares allotted under the private placement, were issued on 15 June 2005 and all the transaction costs relate to these shares issued. Total proceeds received by the Company for the private placement of these shares totalled $3,047,538, less transaction costs of $463,503.

(ii) Shares allotted in terms of the Prospectus - one for eight Bonus Option issue, were exercised at various dates during the year. These options had an exercise price of $2.50 and expired on 31 May 2005. Total proceeds received by the Company from shareholders for the exercise of options totalled $6,471,255.

(iii) Shares allotted on the exercise of options issued under the terms of an unconditional agreement in relation to a private placement of shares in November 2003.

(iv) Shares allotted in terms of the Employee and Executive Share Incentive Scheme, were exercised at various dates during the year. These options expired on 31 May 2005. Total proceeds received from the exercise of options was $3,820,528.

                                          NOTES TO THE FINANCIAL STATEMENTS   62
                                          FOR THE YEAR ENDED 30 JUNE 2005


14. CONTRIBUTED EQUITY (CONT'D)

(c) SHARES OPTIONS
Options over ordinary shares:

At the end of the year there were a total of 590,320 (2004: 7,036,581) unissued ordinary shares in respect of which options were outstanding.

(i) LISTED SHAREHOLDER OPTIONS:
At the end of the year there were a total of Nil (2004: 4,507,517) unissued ordinary shares in respect of which listed shareholder options were outstanding. These options expired on 31 May 2005. Of the 4,507,517 options outstanding at 1 July 2004 3,288,502 were exercised and the remaining 1,219,015 were issued as a private placement under the terms of an underwriting agreement entered into by the Company on 16 May 2005. The following table summarises information about shareholder and placement options granted, outstanding and exercisable at 30 June 2005:

----------------------------------------------------------------------------------------------
                                   Balance Beginning  of year       Balance End of year
----------------------------  -------------------------------  -------------------------------
Grant date       Expiry date  Number of options       Average  Number of options       Average
                                                 option price                     option price
                                                            $                                $
---------------  -----------  -----------------  ------------  -----------------  ------------
3 December 2003  31 May 2005          4,507,517          2.50                  -             -
----------------------------------------------------------------------------------------------


(ii) EMPLOYEE AND EXECUTIVE SHARE INCENTIVE SCHEME:
During the financial year 2005, 32,000 unlisted options over ordinary shares were issued in terms of an Employee and Executive share Incentive Scheme approved at the 2003 Annual General Meeting held on 31 October 2003. An additional 33,000 unlisted options over ordinary shares were issued in terms of Progen Directors and Employees option Incentive Plan approved at the 2004 Annual General Meeting held on 30 November 2004. Details are provided in Note 18.

In total 567,820 unlisted options over ordinary shares remain outstanding as at 30 June 2005 that have been issued under the various employee share incentive schemes.

(iii) SUPPLIER AND OTHER SERVICE PROVIDER:
On 1 March 2005 a consultant to the Company was issued 22,500 options as part of the terms of the consultancy agreement. The key terms of these options are as follows:

Exercise Price: $4.43
Exercise Period: 23 June 2005 to 23 December 2006

As a result of the issuance of these options, the Company expensed $22,500.

                                                  PROGEN ANNUAL REPORT 2005   63


15. RESERVES                                                                      2005      2004
                                                                                 $'000     $'000

Options reserve (i)                                                                23         -
                                                                              --------  --------
                                                                                   23         -
                                                                              ========  ========

(i) Fair value of options issued to a consultant.
Refer to Note 14 c (iii).


16. STATEMENT OF CASH FLOWS

(a) RECONCILIATION OF THE OPERATING PROFIT AFTER TAX
TO THE NET CASH FLOWS FROM OPERATIONS
Profit/ (Loss) from ordinary activities after tax                              (5,937)   (4,781)
Less proceeds from sale of discontinued operation                                   -    (1,174)
                                                                              --------  --------
Profit/ (Loss) from continuing ordinary activities after tax                   (5,937)   (5,955)

NON-CASH ITEMS
Depreciation of non current assets                                                569       648
Net (profit)/loss on disposal of property, plant and equipment                     13        (3)
Share of associates' net (profits)/losses                                           -      (183)
Options granted to consultant (i)                                                  23         -

CHANGES IN ASSETS AND LIABILITIES
(Increase)/decrease in trade and other debtors                                    215       208
(Increase)/decrease in prepayments                                                123       (67)
(Increase)/decrease in inventories                                                  -       796
(Decrease)/increase in trade and other creditors                                 (345)     (781)
(Decrease)/increase in employee benefits                                           29        49
                                                                              --------  --------
Net cash used in operating activities                                          (5,310)   (5,288)
                                                                              ========  ========

(i) Refer note 14 (c) (iii)

(b) RECONCILIATION OF CASH
Cash balance comprises:                                                           147     1,241
Cash Short term deposits                                                       23,281    13,080
                                                                              --------  --------
Closing cash balance                                                           23,428    14,321
                                                                              ========  ========

                                          NOTES TO THE FINANCIAL STATEMENTS   64
                                          FOR THE YEAR ENDED 30 JUNE 2005


17. EXPENDITURE COMMITMENTS

(a) EXPENDITURE COMMITMENTS
The following expenditure commitment had been contracted but not provided

Sponsored Research Agreement
In 2002 the Company signed a Sponsored Research Agreement with the Australian National University. The terms of this agreement state that the Company is to fund research in quarterly amounts of $58,286 until 30 September 2005. During the financial year both parties agreed to an extension of the previous agreement up to 17 February 2006 without additional payments during the extension period.

Insurance Premium
In July 2005 the Company signed an agreement to fund the Company's insurance premium for the year ended 30 June 2006. The terms of the agreement state that the amount funded is to be repaid in nine equal monthly instalments of $59,666 including finance charges (2004: nine equal instalments of $57,142).

Consultant Agreements
During the financial year 2005 Progen entered in various Consultant agreements with a committed value of $376,913 for the next financial year.

Purchases
At the end of the financial year 2005 Progen ordered goods and services with a total value of $20,383 which had not been delivered by 30 June 2005.

                                                                                               2005    2004
Future expenditure commitments not provided for in the financial statements and payable:     $ '000  $ '000
not later than one year:
Sponsor Research Agreement                                                                       58     231
Consultant Agreements                                                                           377       -
Insurance Premium                                                                               547     514
Purchases                                                                                        20       -
                                                                                             ------  ------
Total not later than one year                                                                 1,002     745
- later than one and not longer than five years                                                   -     499
                                                                                             ------  ------
Total expenditure commitment                                                                  1,002   1,244
                                                                                             ======  ======

(b) NON-CANCELLABLE OPERATING LEASE COMMITMENTS
Future operating lease commitments not provided for in the financial statements and payable
Minimum lease payments
- not later than on year                                                                        107      97
- later than one and not longer than five years                                                  77       -
                                                                                             ------  ------
- aggregate lease expenditure contracted for at balance date                                    184      97
                                                                                             ======  ======

The operating lease commitments include the rental of office premises and office equipment.

(c) CLINICAL TRIALS
At 30 June 2005 the Company had anticipated expenditure commitments of $1,936,000 (2004: $1,624,000) in relation to the clinical trials currently being undertaken for PI-88 and PI-166. These commitments are forecast to become due and payable as follows: $1,583,000 not later than one year, and $353,000 later than one and not longer than five years, however that could vary depending upon the rate of patient recruitment.

                                                  PROGEN ANNUAL REPORT 2005   65


18. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS
                                                                 2005   2004
EMPLOYEE BENEFITS                                               $'000  $'000
The aggregate employee entitlement liability is comprised of:
Accrued wages, salaries and on-costs                              154
Provisions (current)                                              250    237
Provisions (non-current)                                          115     99
                                                                -----  -----
                                                                  519    336
                                                                =====  =====

EMPLOYEE SHARE INCENTIVE SCHEME
The Company has previously issued directors, executives and certain permanent members of staff options over the ordinary shares of Progen Industries Limited. These options, issued for nil consideration, are issued in accordance with the employee and executive directors option plans established by the directors of Progen Industries Limited. The options are issued for varying terms not exceeding 10 years and are exercisable upon issue.

Of the 65,000 options granted this financial year 32,000 were granted under the terms of an employee and non-executive director share incentive scheme approved at the 2003 Annual General Meeting held on 31 October 2003. These options were issued for nil consideration and are exercisable upon issue. The expiry date for these options is 28 February 2006.

The remaining 33,000 options were granted under the terms of an employee and non-executive director share incentive scheme approved at the 2004 Annual General Meeting held on 30 November 2004. These options were issued for nil consideration and are exercisable upon issue. The expiry date for these options is 28 February 2006.

Information with respect to the number of options granted under the employee share incentive scheme is as follows:

                                                                 2005                          2004
Information with respect to the number of options        NUMBER OF          WEIGHTED   NUMBER OF          WEIGHTED
granted under the employee share incentive scheme is       OPTIONS           AVERAGE     OPTIONS           AVERAGE
as follows:                                                          EXCERCISE PRICE               EXCERCISE PRICE
                                                                                   $                             $
Beginning of the financial year                         2,529,064               3.44  1,168,220               4.97
- granted                                                  65,000               4.00  1,800,000               2.50
- forfeited                                               (26,000)              4.00   (239,400)              5.34
- expired                                                (472,033)              5.86          -                  -
- exercised (i)                                        (1,528,211)              2.50   (199,756)              2.50
                                                       -----------------------------------------------------------
Balance at end of year                                    567,820               4.00  2,529,064               3.44
                                                       -----------------------------------------------------------
Exercisable at end of year                                567,820                     2,529,064
                                                       -----------------------------------------------------------

(i) The following table summarises information about   OPTIONS EXERCISED DURING THE   OPTIONS EXERCISED DURING THE
options exercised by employees:                             YEAR ENDED 30 JUNE 2005        YEAR ENDED 30 JUNE 2004

Grant date                                                          31 October 2003                31 October 2003
Expiry date                                                             31 May 2005                    31 May 2005
Exercise price                                        $                        2.50  $                        2.50
Number of shares issued                                                   1,528,211                        199,756
Aggregate proceeds received                           $                   3,820,528  $                     499,390
Weighted average fair value of shares issued          $                        3.42  $                        3.29

Fair value of shares issued during the reporting period is estimated to be the market price of shares of Progen Industries Limited on the ASX as at the close of trading on their respective issue dates.

                                          NOTES TO THE FINANCIAL STATEMENTS   66
                                          FOR THE YEAR ENDED 30 JUNE 2005


18. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (CONT'D)

The following table summarises information about options granted under the employee share incentive scheme outstanding and exercisable at 30 June 2005:

---------------------------------------------------------------------------------------------
                                      Balance Beginning of Year        Balance End of Year
---------------------------------------------------------------------------------------------
Grant date         Expiry date       Number of        Average        Number of     Average
                                      options       option price      options     option price
                                                               $                             $
-----------------  ----------------  -------------  ------------   ------------  -------------
8 February 2000     8 February 2005    100,000              4.46              -             -
8 February 2000     8 February 2005    200,000              6.24              -             -
8 February 2000     8 February 2005    100,000              8.91              -             -
22 December 2000   22 December 2005    350,000              4.00        350,000          4.00
28 February 2001   28 February 2006    178,820              4.00        152,820          4.00
31 October 2003    31 May 2005       1,600,244              2.50              -             -
14 September 2004  28 February 2006          -                 -         32,000          4.00
16 February 2005   28 February 2006          -                 -         33,000          4.00
                                     =========                         ========

                                     2,529,064                          567,820
                                     =========                         ========
---------------------------------------------------------------------------------------------

All options on issue at 30 June 2005 are exercisable from grant date.


SUPERANNUATION
The Company makes no superannuation contributions other than the statutory superannuation guarantee levy. The Company does not operate a defined benefit plan on behalf of its employees.

The Company contributed on behalf of employees $279,584 to superannuation funds for the year ended 2005 (2004: $214,523).


19. CONTINGENT LIABILITIES

Under the terms of our premises lease agreement we are required undertake remedial works to make good at the time we vacate the premises. The bulk of these remedial works will involve dismantling and decommissioning plant and equipment. The current lease term expires in March 2007 at which time the Company estimates the costs of these remedial works to be $110,000.

                                                  PROGEN ANNUAL REPORT 2005   67


20. SUBSEQUENT EVENTS

On 19 July 2005 the Company received an offer from Auslndustry of a Commercial Ready grant to assist with the funding of the Company's drug discovery program. The offer is for the funding of 50% of eligible project expenditure up to $3,393,608 over the next three years. The Company subsequently accepted this offer.

On 9 August 2005 the Company announced the expansion of its PI-88 Phase II clinical trial program into prostate cancer. PI-88 will be combined with the chemotherapy agent Taxotere(R) (docetaxel) from the global pharmaceutical company Sanofi-Aventis, to assess the efficacy and safety of PI-88 in 82 patients with androgen-independent prostate cancer (patients whose condition continues to worsen despite having received hormone therapy). Progen is conducting the trial with the support of Sanofi-Aventis which is providing a financial grant to the clinical investigators as well as the supply of Taxotere(R). Progen will be monitoring trial progress and providing safety reporting under the IND (Investigational New Drug) guidelines of the United States FDA (Food & Drug Administration).

                                                                                               2005          2004
21. EARNINGS PER SHARE                                                                        $'000         $'000

Earnings used in calculating basic earnings (loss) per share                                (5,937)       (4,781)
                                                                                       ============  ============
Basic and diluted earnings (loss) per share (cents per share)                                (16.6)        (14.6)
                                                                                       ============  ============

Weighted average number of ordinary shares on issue used in the calculation of basic
earnings per share                                                                      35,709,343    32,675,867
                                                                                       ============  ============

                                                                                              2005          2004
22. AUDITORS' REMUNERATION                                                                       $             $
Amounts received or due and receivable by Ernst & Young for:
(a) Audit or review of the financial reports of the entity
-   The Australian financial report of the entity                                          105,250        66,500
-   The US financial report of the entity                                                   60,000        50,500
-   Start Grant audit                                                                        6,000         4,000
                                                                                       ------------  ------------
                                                                                           171,250       121,000
(b) Other services in relation to the entity                                                     -        13,250
                                                                                       ------------  ------------
                                                                                                 -        13,250
                                                                                       ------------  ------------
                                                                                           171,250       134,250
                                                                                       ============  ============

                                          NOTES TO THE FINANCIAL STATEMENTS   68
                                          FOR THE YEAR ENDED 30 JUNE 2005


23. DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES

(a) DETAILS OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

(i) Specified directors
S. Chang              Executive Chairman
L.J. Lee              Managing Director
Prof. J. Zalcberg     Director (non-executive)
Dr. M. Eutick         Director (non-executive)
P.O. Burns            Director (non-executive)
Dr. S.S.C. Chang      Director (non-executive)
E. Cheng              Alternate Director to Dr Chang

(ii) Specified Executives
L. Burns              Chief Financial Officer
                      (appointed 23 August 2004)
M. McColl             Chief Financial Officer
                      (resigned 15 August 2004)
Dr. R. Don            V. P. Research & Development
                      (resigned 4 March 2005)
Dr. D. Schliebs       V.P. Business Development
                      (resigned 17 June 2005)
G. Orders             General Manager - Contract Services
S. Meibusch           Director of Business Development
                      (appointed 17 June 2005)


(b) REMUNERATION OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

(i) Principles used to determine the nature and amount of remuneration Remuneration levels are competitively set to attract the most qualified and experienced directors and executives. The remuneration structures outlined below are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creation of shareholder value.

The Board ensures that executive reward satisfies the following criteria for good reward corporate governance practices:

- competitiveness and reasonableness
- acceptability to shareholders
- performance linkage/alignment of executive compensation
- transparency
- capital management

Remuneration packages include a mix of fixed and variable remuneration and long-term based incentives.

NON-EXECUTIVE DIRECTORS
Non-executive directors' fees reflect the demands which are made on, and the responsibilities of, the directors. Non- executive directors' fees are reviewed periodically by the Board.

Non-executive directors have, in the past, received share options in the Company. The Company considers that issuing options to non-executive directors is good cash management in that it is a form of non-cash remuneration. Details of share options currently held by non-executive directors are shown at note 23(d). The Company may consider issuing further share options to non-executive directors, such allocations are subject to shareholder approval under the listing rules of the Australian Stock Exchange.

Non-executive directors' fees are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The current aggregate fee pool limit is $300,000 which was approved by shareholders at the 2002 AGM.

Fees paid to non-executive directors was last reviewed on 1 January 2005 and amounts to $53,750 per annum for each non-executive director. This is inclusive of board committee fees.

Retirement allowances are not paid to non-executive directors.

EXECUTIVE PAY
The executive pay and reward framework has two components:
- fixed remuneration including base pay and benefits
- performance-linked remuneration

Fixed remuneration
The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Fixed remuneration consists of base remuneration (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles), as well as employer contributions to superannuation funds.

Base pay for senior executives is reviewed annually through a process that considers individual performance and overall performance of the Company. A senior executive's remuneration is also reviewed on promotion.

                                                  PROGEN ANNUAL REPORT 2005   69

23.  DIRECTOR  AND  EXECUTIVE  AND  RELATED  PARTY DISCLOSURES  (CONT'D)

There are no guaranteed base pay increases included in any senior executives' contracts. Certain executives are however entitled to receive a fixed number of options on the first three anniversaries of commencement of employment with the Company. Such arrangements are used as a non-cash inducement to secure the services of those senior executives and as a means of retaining the services of those senior executives.

The Company does not pay retirement benefits to any senior executives other than contributing compulsory superannuation to the senior executives' fund of choice. This benefit forms part of the senior executives' base remuneration.

PERFORMANCE-LINKED REMUNERATION
Performance linked remuneration includes both cash and equity based incentives and is designed to reward executive directors and senior executives for achieving certain defined objectives.

The cash incentives provided are typically short-term orientated and aligned to the successful achievement of stated Company goals. Currently several senior executives can earn cash bonuses on the Company achieving its stated aim of partnering PI-88. Given how important securing the right partner on the appropriate deal terms is for the future success of the Company the Remuneration Committee believes this aligns the remuneration of the executive with the performance of the Company. No cash bonuses were paid to senior executives in the current financial year.

Periodically, the Remuneration Committee considers the appropriate targets with which senior executives can earn cash bonuses on achieving and the level of payout if targets are met.

Equity based incentives currently consist of options that are issued under the Progen Directors and Employee Option Incentive Plan which was approved at the 2004 AGM.

The Remuneration Committee periodically considers the granting of options to senior executives. With the exception of the Managing Director the number of options granted to senior executives is based on the prior performance and seniority of that executive and therefore they have no performance hurdles attached to them that are required to be achieved before they can be exercised. The exercise price has however been set above the share price at the time of grant, thereby linking this component of remuneration to shareholder returns.

                                          NOTES TO THE FINANCIAL STATEMENTS   70
                                          FOR THE YEAR ENDED 30 JUNE 2005


23.  DIRECTOR  AND  EXECUTIVE  AND  RELATED  PARTY  DISCLOSURES  (CONT'D)

(ii) REMUNERATION OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES
Details of the nature and amount of each major element of remuneration of each director of the Company ("specified directors") and each of the five or more executives of the Company with the greatest authority ("specified executives") are:


--------------------------------------------------------------------------------------------
                               PRIMARY                POST EMPLOYMENT        EQUITY   TOTAL
--------------------  -----------------------------  ---------------------  -------
SPECIFIED DIRECTORS     SALARY   CASH  NON MONETARY     SUPER-  RETIREMENT  OPTIONS
                      AND FEES  BONUS      BENEFITS  ANNUATION   BENEFITS
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
S. Chang
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
2005                   236,177      -             -     21,256           -        -  257,433
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
2004                   188,815      -             -     16,993           -   82,500  288,308
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
L.J. Lee
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
2005                   268,783      -        37,885     24,190           -        -  330,858
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
2004                   251,411      -        16,981     22,627           -   82,500  373,519
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
Prof. J.R. Zalcberg
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
2005                    44,376      -             -      3,994           -        -   48,370
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
2004                    39,440      -             -      3,550           -   33,000   75,990
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
P.O. Burns
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
2005                    48,370      -             -          -           -        -   48,370
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
2004                    42,990      -             -          -           -   33,000   75,990
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
Dr M.L. Eutick
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
2005                    44,376      -             -      3,994           -        -   48,370
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
2004                    39,440      -             -      3,550           -   33,000   75,990
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
Dr S.S.C. Chang (i)
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
2005                    48,370      -             -          -           -        -   48,370
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
2004                    42,990      -             -          -           -   33,000   75,990
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
E. Cheng (ii)
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
2005                         -      -             -          -           -        -        -
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
2004                         -      -             -          -           -        -        -
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
Total Remuneration:
Specified Directors
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
2005                   690,452      -        37,885     53,434           -        -  781,771
--------------------  --------  -----  ------------  ---------  ----------  -------  -------
2004                   605,086      -        16,981     46,720           -  297,000  965,787
--------------------------------------------------------------------------------------------

(i)  Dr  S.S.C.  Chang  is  the  Chairman  and  CEO  of  Medigen  Biotechnology
Corporation.
(ii) E. Cheng is the alternate director to Dr S.S.C. Chang.

                                                  PROGEN ANNUAL REPORT 2005   71


23.  DIRECTOR  AND  EXECUTIVE  AND  RELATED  PARTY  DISCLOSURES  (CONT'D)

------------------------------------------------------------------------------------------------------
                                         PRIMARY                  POST EMPLOYMENT      EQUITY    TOTAL
------------------------------  -----------------------------  ---------------------  -------
SPECIFIED DIRECTORS               SALARY   CASH  NON MONETARY     SUPER-  RETIREMENT  OPTIONS
                                AND FEES  BONUS      BENEFITS  ANNUATION   BENEFITS
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
L.Burns (from 23/8/04)
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
2005                             117,819      -             -     10,604           -   33,330  161,753
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
2004                                   -      -             -          -           -        -        -
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
M.McColl (to 15/8/04)
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
2005                               6,531      -         2,049        766           -        -    9,346
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
2004                             100,461      -        10,684      9,041           -   33,000  153,186
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
Dr R. Don (to 4/3/05)
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
2005                             107,834      -             -      7,429           -        -  115,263
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
2004                             118,522      -             -     10,667           -   26,400  155,589
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
Dr D. Schliebs
(to 17/6/05)
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
2005                             122,024      -        14,586     10,708           -   25,520  172,838
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
2004                             110,000      -             -      9,900           -   19,800  139,700
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
G. Orders
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
2005                              89,127      -        28,457      9,018           -        -  126,602
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
2004                              97,486      -             -      8,773           -   26,400  132,659
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
S. Meibusch
(from 17/6/05)
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
2005                               3,288      -             -        295           -        _    3,583
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
2004                                   -      -             -          -           -        _        _
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
R. Stewart (to 28/11/03) 2005
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
2004                              43,540  7,000             -      3,240           -        -   53,780
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
Total Remuneration:
Specified Executives
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
2005                             446,623      -        45,092     38,820           -   58,850  589,385
------------------------------  --------  -----  ------------  ---------  ----------  -------  -------
2004                             470,009  7,000        10,684     41,621           -  105,600  634,914
------------------------------------------------------------------------------------------------------

                                          NOTES TO THE FINANCIAL STATEMENTS   72
                                          FOR THE YEAR ENDED 30 JUNE 2005

23.  DIRECTOR  AND  EXECUTIVE  AND  RELATED  PARTY  DISCLOSURES  (CONT'D)

(c) REMUNERATION OPTIONS: GRANTED AND VESTED DURING THE YEAR
During the financial year options were granted to specified executives as disclosed below. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in the entity at an exercise price of $4.00.

---------------------------------------------------------------------------------------------------------
                                   TERMS AND CONDITIONS FOR EACH GRANT
---------------------------------------------------------------------------------------------------------
SPECIFIED        GRANTED         GRANT  VALUE PER OPTION   EXERCISE PRICE   FIRST EXERCISE  LAST EXERCISE
EXECUTIVES       NUMBER           DATE     AT GRANT DATE        PER SHARE             DATE           DATE
                                                     ($)              ($)
---------------------------------------------------------------------------------------------------------
DR. D. SCHLIEBS   22,000  14 SEPTEMBER              1.16             4.00    14 SEPTEMBER    28 FEBRUARY
                                  2004                                               2004           2006

L. BURNS          33,000   16 FEBRUARY              1.01             4.00     16 FEBRUARY    28 FEBRUARY
                                  2005                                               2005           2006
---------------------------------------------------------------------------------------------------------

(d) OPTION HOLDINGS OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

---------------------------------------------------------------------------------------------------------------
                   BALANCE AT  GRANTED AS                     NET  BALANCE AT
                    BEGINNING    REMUNER-      OPTIONS     CHANGE      END OF
                    OF PERIOD       ATION   EXCERCISED      OTHER      PERIOD       VESTED AT 30 JUNE 2005
                                                                               --------------------------------
SPECIFIED              1 JULY                                         30 JUNE           NOT EXER-
DIRECTORS                2004                                            2005    TOTAL  CISEABLE   EXERCISEABLE
-----------------  ----------  ----------  -----------  ---------  ----------  -------  ---------  ------------

S. Chang              379,047           -      304,047         -       75,000   75,000          -        75,000
L.J. Lee              640,000           -      190,000  (400,000)      50,000   50,000          -        50,000
Prof. J. Zalcberg     176,981           -      101,981         -       75,000   75,000          -        75,000
Dr. M. Eutick         175,000           -      100,000         -       75,000   75,000          -        75,000
P.O. Burns            175,000           -      100,000         -       75,000   75,000          -        75,000
Dr. S.S.C. Chang      100,000           -      100,000         -            -        -          -             -
E. Cheng                    -           -            -         -            -        -          -             -

Specified
Executives
-----------------  ----------  ----------  -----------  ---------  ----------  -------  ---------  ------------
L. Burns                    -      33,000            -         -       33,000   33,000          -        33,000
M. McColl              28,000           -       28,000         -            -        -          -             -
Dr. R. Don            102,000           -       73,000   (29,000)           -        -          -             -
Dr. D. Schliebs        60,000      22,000       55,000    (5,000)      22,000   22,000          -        22,000
G. Orders              80,000           -       80,000         -            -        -          -             -
S. Meibusch                 -      10,000            -         -       10,000   10,000          -        10,000
-----------------  ----------  ----------  -----------  ---------  ----------  -------  ---------  ------------
Total               1,916,028      65,000    1,132,028  (434,000)     415,000  415,000          -       415,000
---------------------------------------------------------------------------------------------------------------

* Includes options that expired unexercised.

                                                  PROGEN ANNUAL REPORT 2005   73

(e) EXERCISE OF OPTIONS GRANTED AS REMUNERATION
During the reporting period, the following shares were issued on the exercise of options previously granted as remuneration:

--------------------------------------------------------------
Specified Directors   Number of shares  Amount paid per share
--------------------  ----------------  ----------------------
S. Chang                       250,000  $                 2.50
L.J. Lee                       190,000  $                 2.50
Prof. J. Zalcberg              100,000  $                 2.50
Dr M. Eutick                   100,000  $                 2.50
P.O. Burns                     100,000  $                 2.50
Dr. S.S.C. Chang               100,000  $                 2.50
--------------------  ----------------  ----------------------
Specified Executives

M. McColl                       28,000  $                 2.50
Dr. R. Don                      73,000  $                 2.50
Dr. D. Schliebs                 55,000  $                 2.50
G. Orders                       80,000  $                 2.50
--------------------------------------------------------------

There are no amounts unpaid on the shares issued as a result of the exercise of the options.

(f) SHAREHOLDINGS OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

-------------------------------------------------------------------
Shares held in Progen   Balance  On Exercise        Net  Balance 30
Industries Limited    1 July 04   of Options     Change     June 05
-------------------------------------------------------------------
Specified Directors          Ord          Ord      Ord          Ord

S. Chang                 432,377      304,047        -      736,424
L.J. Lee                       -      190,000  (30,000)     160,000
Prof. J. Zalcberg         15,849      100,000        -      115,849
Dr M. Eutick                   -      100,000        -      100,000
P.O. Burns                   500      100,000        -      100,500
Dr. S.S.C. Chang               -      100,000        -      100,000
E. Cheng                       -            -        -            -
-------------------------------------------------------------------
Specified Executives

L. Burns                       -            -        -            -
G. Orders                      -            -        -            -
S. Meibusch                    -            -        -            -
-------------------------------------------------------------------
Total                    448,726      894,047  (30,000)   1,312,773
-------------------------------------------------------------------

(g) TRANSACTION WITH RELATED PARTIES
Dr. S.S.C. Chang is the Chairman and CEO of Medigen Biotechnology Corporation
(MBC). During the reporting period MBC transacted with the Company under the terms of the Alliance Agreement (refer note 7).

During the year the amount charged to MBC in relation to its 50% contribution to the costs of PI-88 Phase II trial in combination with dacarbazine was $59,261.

                                          NOTES TO THE FINANCIAL STATEMENTS   74
                                          FOR THE YEAR ENDED 30 JUNE 2005


24.  SEGMENT  INFORMATION

The Company operates predominantly in the biotechnology industry. Its activities comprise the research, development, and manufacture of biopharmaceuticals.

The Company operates predominantly in Australia, however does import and export some products.

SEGMENT INFORMATION
                                                  RESEARCH AND       LIFE        CONTRACT
BUSINESS SEGMENTS                                 DEVELOPMENT     SCIENCE (I)   MANUFACTURE    TOTAL
2005                                                 $'000          $'000          $'000       $'000
OPERATING REVENUE

Sales to customers outside
consolidated entity                                        826          -             1,428     2,254
                                                 --------------  --------      ------------
Total Segment Revenue                                      826          -             1,428
                                                 --------------  --------      ------------

Unallocated Revenue                                                                               860
                                                                                              --------
Total Revenue                                                                                   3,114
                                                                                              ========

SEGMENT RESULT                                          (3,540)         -              (244)   (3,784)

Unallocated revenues and expenses                                                              (2,153)
                                                                                              --------
OPERATING (LOSS)                                                                               (5,937)
                                                                                              ========
(i) The Life Sciences division was sold in November 2003. Refer to Note 2(a) for further details.


SEGMENT INFORMATION
                                                   RESEARCH AND      LIFE         CONTRACT
BUSINESS SEGMENTS                                   DEVELOPMENT   SCIENCE       MANUFACTURE      TOTAL
2004                                                      $'000     $'000             $'000      $'000

OPERATING REVENUE

Sales to customers outside consolidated entity             836      1,536             1,954     4,326
                                                 --------------  --------      ------------
Total Segment Revenue                                      836      1,536             1,954
                                                 --------------  --------      ------------

Unallocated Revenue                                                                             1,867
                                                                                             ---------
Total Revenue                                                                                   6,193
                                                                                             =========

SEGMENT RESULT                                          (4,158)       236               614    (3,308)

Share of (loss) of associated accounted
for using equity method                                      -          -                 -       183

Unallocated revenues & expenses                                                                (1,656)
                                                                                             ---------
OPERATING (LOSS)                                                                               (4,781)
                                                                                             =========

                                                  PROGEN ANNUAL REPORT 2005   75

SEGMENT INFORMATION
                                          RESEARCH AND           LIFE      CONTRACT
BUSINESS SEGMENTS                          DEVELOPMENT        SCIENCE    MANUFACTURE            TOTAL
2005                                             $'000          $'000          $'000            $'000
ASSETS

Segment assets                                     184              -            706              890
Unallocated assets                                                                             26,128
                                                                                      ---------------
Total assets                                                                                   27,018
                                                                                      ===============

LIABILITIES
Segment Liabilities                                506              -             96              602
Unallocated Liabilities                                                                           925
                                                                                      ---------------
Total Liabilities                                                                               1,527
                                                                                      ===============

OTHER SEGMENT INFORMATION
Acquisition of Property, Plant and
Equipment, and other non-current assets             35              -            172              207

Depreciation                                       223              -            322              545

Segment Information

                                          RESEARCH AND           LIFE       CONTRACT
BUSINESS SEGMENTS                          DEVELOPMENT        SCIENCE    MANUFACTURE            TOTAL
2004                                             $'000          $'000          $'000            $'000
ASSETS

Segment assets                                     458              -          1,200            1,658
Unallocated assets                                                                             16,967
                                                                                      ---------------
Total assets                                                                                   18,625
                                                                                      ===============

LIABILITIES
Segment Liabilities                                542              -             93              635
Unallocated Liabilities                                                                         1,210
                                                                                      ---------------
Total Liabilities                                                                               1,845
                                                                                      ===============

OTHER SEGMENT INFORMATION
Acquisition of Property, Plant and
Equipment, and other non-current assets             46              2            132              180

Depreciation                                       262              -            351              613

                                          NOTES TO THE FINANCIAL STATEMENTS   76
                                          FOR THE YEAR ENDED 30 JUNE 2005


25. FINANCIAL INSTRUMENTS

a) INTEREST RATE RISK
The Company's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at the balance date are as follows:

FIXED INTEREST RATE MATURING IN:

Financial                          FLOATING    1 YEAR   OVER 1    MORE       NON-    TOTAL CARRYING           WEIGHTED
Instruments 2005              INTEREST RATE   OR LESS     TO 5   THAN 5   INTEREST    AMOUNT AS PER  AVERAGE EFFECTIVE
                                                         YEARS    YEARS    BEARING      THE BALANCE     INTEREST RATES
                                      $'000     $'000    $'000    $'000      $'000            $'000                  %
(i) Financial assets

Cash                                    147    23,281        -        -          -           23,428               5.5
Trade and other
receivables                               -         -        -        -        243              243
Security deposit                          -         -        -        -         13               13               3.3
Investment in MBC
(unlisted shares)                         -         -        -        -      2,388            2,388
                             -----------------------------------------------------------------------
Total financial assets                  147    23,281        -        -      2,644           26,072
                             -----------------------------------------------------------------------

(ii) Financial liabilities

Trade and other
creditors                                 -         -        -        -      1,162            1,162
                             -----------------------------------------------------------------------
Total financial
liabilities                               -         -        -        -      1,162            1,162
                             -----------------------------------------------------------------------

FIXED INTEREST RATE MATURING IN:

Financial                          FLOATING    1 YEAR   OVER 1     MORE       NON-    TOTAL CARRYING           WEIGHTED
Instruments 2004              INTEREST RATE   OR LESS     TO 5   THAN 5   INTEREST     AMOUNT AS PER  AVERAGE EFFECTIVE
                                                         YEARS    YEARS    BEARING       THE BALANCE     INTEREST RATES
                                      $'000     $'000    $'000    $'000      $'000             $'000                  %
(i) Financial assets

Cash                                  1,241    13,080        _        _          _            14,321                5.0
Trade and other
receivables                               -         -        -        -        458               458
Security deposit                          -         -        -        -         15                15                3.3
Investment in MBC
(unlisted shares)                         -         -        -        -      2,388             2,388
                             ------------------------------------------------------------------------
Total financial assets                1,241    13,080        -        -      2,861            17,182
                             ------------------------------------------------------------------------

(ii) Financial liabilities

Trade and other
creditors                                 -         -        -        -      1,300             1,300
                             ------------------------------------------------------------------------
Total financial
liabilities                               -         -        -        -      1,300             1,300
                             ------------------------------------------------------------------------

                                                  PROGEN ANNUAL REPORT 2005   77

b)   NET FAIR VALUES
The carrying value of financial assets and liabilities at the balance date approximate at their net fair values.

(i)The following methods and assumptions are used to determine the net fair values of financial assets and liabilities

RECOGNIZED FINANCIAL INSTRUMENTS
Cash, cash equivalents and short-term investments: The carrying amount approximates fair value because of their short-term to maturity.

Trade receivables, trade creditors and dividends receivable: The carrying amount approximates fair value.

Short-term borrowings: The carrying amount approximates fair value because of their short-term to maturity.

Non-current investments/securities: For financial instruments traded in organised financial markets, fair value is the current quoted market bid price for an asset or offer price for a liability, adjusted for transaction costs necessary to realise the asset or settle the liability. For investments where there is no quoted market price and where the fair value cannot be reliably determined, the investment is carried at cost.

c)   CREDIT RISK EXPOSURE
The Company's maximum exposure to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets in the balance sheet.

d)   HEDGING INSTRUMENTS
At 30 June 2005, the Company had no unused forward exchange contract facilities (2004: $Nil).

                                                                 2005       2004
26. RECONCILIATION OF ACCUMULATED LOSSES                         $'000      $'000
Balance at the beginning of the financial year                  (56,971)   (52,190)
                                                               ---------  ---------
Net loss attributable to members of Progen Industries Limited    (5,937)    (4,781)
                                                               ---------  ---------
Total available for appropriation                               (62,908)   (56,971)
                                                               ---------  ---------
Balance at the end of the financial year                        (62,908)   (56,971)
                                                               =========  =========

                                          NOTES TO THE FINANCIAL STATEMENTS   78
                                          FOR THE YEAR ENDED 30 JUNE 2005

27. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS

For reporting periods beginning on or after 1 January 2005, the Company must comply with Australian equivalents to the International Financial Reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board. Accordingly, the Company's first half-year report prepared under AIFRS will be for the half-year reporting period ended 31 December 2005, and its first annual financial report prepared under AIFRS will be for the year ended 30 June 2006.

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (AGAAP) applicable for reporting periods ended 30 June 2005.

The Company is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ended 30 June 2006. In 2005, the Company allocated internal resources and engaged expert consultants to conduct impact assessments to identify key areas that would be impacted by the transition to AIFRS. As a result the Company established a project team to address each of the areas in order of priority. The project is achieving its scheduled milestones and the Company is expected to be in a position to fully comply with the requirements of AIFRS for the 30 June 2006 financial year.

IMPACT OF TRANSITION TO IFRS
The impact of transition to AIFRS, including the transitional adjustments disclosed in the reconciliation from current AGAAP to AIFRS, and the selection and application of AIFRS accounting policies, are based on AIFRS standards that management expect to be in place when preparing the first complete AIFRS financial report (being the half-year ending 31 December 2005). Only a complete set of financial statements and notes together with comparative balances can provide a true and fair presentation of the Company's financial position, results of operations and cash flows in accordance with AIFRS. This note provides only a summary, therefore, further disclosure and explanations will be required in the first complete AIFRS financial report for a true and fair view to be presented under AIFRS.

The figures disclosed are management's best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to (a) ongoing work being undertaken by the AIFRS project team;
(b) potential amendments to AIFRS and Interpretations thereof being issued by the standard-setters and IFRIC; and (c) emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and our best estimate of the quantitative impact of the changes on total equity as at the date of transition (1 July 2004) and 30 June 2005 and on net profit for the year ended 30 June 2005.

The rules for first time adoption of AIFRS are set out in AASB 1 First Time Adoption of Australian Equivalents to International Financial Reporting Standards. In general, AIFRS accounting policies must be applied retrospectively to determine the opening AIFRS balance sheet as at transition date, being 1 July 2004. The Standard allows a number of exemptions to this general principle to assist in the transition to reporting under AIFRS. The accounting policies note includes details of the AASB 1 elections adopted.

The significant changes to the accounting policies expected to be adopted in preparing the AIFRS reconciliations and the elections expected to be made under AASB 1 are set out below.

(a)  Impairment of Assets
Under current AGAAP the carrying amounts of non-current assets valued on a cost basis are reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds its recoverable amount the asset is written down to the lower amount, with the write-down recognized in the income statement in the period in which it occurs.

Under AIFRS the carrying amount of the Company's non-current assets will be reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset will be tested for impairment by comparing its recoverable amount to its carrying amount.

If there is any indication that an asset is impaired, the recoverable amount will be estimated for the individual asset. If it is not possible to estimate the recoverable amount for the individual asset, the recoverable amount of the cash generating unit to which the asset belongs will be determined.

                                                  PROGEN ANNUAL REPORT 2005   79

An impairment loss will be recognised whenever the carrying amount of an asset, or its cash generating unit exceeds its recoverable amount. Impairment losses will be recognized in the income statement.

The adjustment for the Company is expected to be $Nil.

(b)  SHARE BASED PAYMENTS
Under current AGAAP no expense is recognized for options issued to employees.

Under AIFRS the Company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the net profit, with a corresponding increase in equity. The fair value will be measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees becomes unconditionally entitled to the options.

No adjustment will be made to share-based payments issued after 7 November 2002 which have vested prior to 1 January 2005.

For the financial year ended 30 June 2005, employee benefit expense and accumulated losses are expected to be increased by $33,330 representing the options expense for the period.

(c)  Income Taxes
On transition to AIFRS the balance sheet method of tax effect accounting will be adopted, rather than the liability method currently applied under AGAAP.

Under the balance sheet approach, income tax on the profit and loss for the year comprises current and deferred taxes. Income tax will be recognised in the income tax statement except to the extent that it relates to items recognised directly in equity, in which case it will be recognised in equity.

Current tax is the expected tax payable on the taxable income for the year (if any), using tax rates enacted or substantively enacted at reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset will be recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will be realised.

As disclosed in Note 4 to these financial statements the Company has significant future income tax benefit attributable to tax losses, however this benefit is not booked. Under AGAAP this benefit can only be booked if there is virtual certainty that the benefit will be realised. Under AIFRS the benefit can only be booked if it is probable that the benefit will be realised.

At this stage of the Company's development we do not satisfy the probable test, therefore no transition adjustments are expected.

The expected impact at 30 June 2005 is also $Nil.

(d)  Intangible Assets
Under AIFRS expenditure on research activities will be expensed as incurred and expenditure on development activities must be capitalised if the product is technically and commercially feasible and the Company has sufficient resources to complete the development. Under current AGAAP research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs.

No research or development expenditure has previously been capitalised under current AGAAP, therefore at transition there is no impact expected for the Company.

No research or development expenditure has been capitalised under current AGAAP in the year ended 30 June 2005, therefore there is no impact expected for the Company.

(e)  Financial Instruments
The Company expects to take advantage of the election in AASB 1 to not restate comparatives for AASB 132 Financial Instruments: Disclosure and Presentation and, AASB 139 Financial Instruments: Recognition and Measurement. There are no expected adjustments in relation to these standards for 1 July 2004 or for the year ended 30 June 2005 as current AGAAP is expected to continue to apply.

                                          NOTES TO THE FINANCIAL STATEMENTS   80
                                          FOR THE YEAR ENDED 30 JUNE 2005


27. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (CONT'D)

As at 1 July 2005 the expected adjustments are:
- Under current AGAAP available-for-sale equities were recognised at cost. This includes the Company's investment in Medigen Biotechnology Corporation. This investment will continue to be recognised at cost until such time as its fair value can be reliably measured and will be tested for impairment at each reporting date there is objective evidence that the asset is impaired. No adjustment is expected for the Company.

(f) Restoration Provision
Under the terms of our premises lease agreement we are required to undertake remedial works to make good at the time we vacate the premises. The bulk of these remedial works will involve dismantling and decommissioning plant and equipment.

Under AIFRS, the present value of restoration obligations is recognised on acquisition of the asset that will require dismantling and decommissioning. The provision is recognised as a non-current liability with a corresponding increase in asset. At each reporting date the restoration liability is measured in line with changes in discount rates, and timing and amount of costs to be incurred. Any changes in the liability are added or deducted from the related asset, other than unwinding of the discount which is recognised as interest in the income statement as it occurs.

At transition, a restoration provision was raised being the present value of the required restoration provision under AIFRS. An asset was recognised as the amount of the liability discounted back to acquisition date, and accumulated depreciation was calculated on this amount from acquisition to transition date. The net expected adjustment to the Company at the date of transition is:

-    Creation of a restoration provision      $98,000

-    Net increase in accumulated losses       $98,000

The expected impact on the Company for the financial year ended 30 June 2005 is to increase the restoration provision by $10,000 with a corresponding interest expense of $10,000.

(g) Government Grants
The Company has been the recipient of an Auslndustry Start Grant. This grant provides for a reimbursement of eligible expenditure. Auslndustry advances monies quarterly based on our anticipated program expenditure.

Under current AGAAP we treat these advances as unearnt revenue until such time as we have incurred the expenditure to which this grant relates at which time we recognise the applicable amount as grant income.

AIFRS requires government grants to be recognised as income on a systematic basis over the period necessary to match them with the related costs to which they are intended to compensate, but only when there is reasonable assurance that a) the entity will comply with the conditions attaching to them; and b) the grants will be received.

As the Company's current AGAAP accounting treatment of government grants is consistent with that required under AIFRS there is no impact expected for the Company at transition or for the year ended 30 June 2005.

                                                  PROGEN ANNUAL REPORT 2005   81

SUMMARY OF TRANSITION ADJUSTMENTS
The following table sets out the expected adjustments to the statements of financial position of the Company at transition to AIFRS as at 1 July 2004 and for the AIFRS comparative balance sheet as at 30 June 2005.

Reconciliation of equity 2004

                                                   1 JULY 2004

                                                   TRANSITION
                                NOTE     AGAAP       IMPACT        AIFRS
ASSETS                                   $'000        $'000        $'000
--------------------------------------------------------------------------

CURRENT ASSETS
Cash and cash equivalents                14,321              -     14,321
Trade and other receivables                 458              -        458
Prepayments                                 161              -        161
                                       -----------------------------------
TOTAL CURRENT ASSETS                     14,940              -     14,940

NON-CURRENT ASSETS
Property, plant and equipment             1,282              -      1,282
Available for sale investments            2,388              -      2,388
Other non-current assets                     15              _         15
                                       -----------------------------------
TOTAL NON-CURRENT ASSETS                  3,685              -      3,685

                                       -----------------------------------
TOTAL ASSETS                             18,625              -     18,625
                                       ===================================

LIABILITIES

CURRENT LIABILITIES
Trade and other payables                  1,509              -      1,509
Short term provision                        237              -        237
                                       -----------------------------------
TOTAL CURRENT LIABILITIES                 1,746                     1,746

NON-CURRENT LIABILITIES
Long term provision               (f)        99             98        197
                                       -----------------------------------
TOTAL NON-CURRENT LIABILITIES                99             98        197

                                       -----------------------------------
TOTAL LIABILITIES                         1,845             98      1,943
                                       ===================================

NET ASSETS                               16,780            (98)    16,682
                                       ===================================

EQUITY
Share capital                            73,751              -     73,751
Other reserves                                -              -          -
Accumulated losses                (f)   (56,971)           (98)   (57,069)
                                       -----------------------------------
TOTAL EQUITY                             16,780            (98)    16,682
                                       ===================================

                                          NOTES TO THE FINANCIAL STATEMENTS   82
                                          FOR THE YEAR ENDED 30 JUNE 2005


27. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (CONT'D)

                                                   30 JUNE 2005
Reconciliation of equity 2005
                                                       TRANSITION
                                    NOTE      AGAAP        IMPACT      AIFRS
                                              $'000         $'000      $'000
----------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                   23,428             -     23,428
Trade and other receivables                    243             -        243
Prepayments                                     38             -         38
                                          ----------------------------------
TOTAL CURRENT ASSETS                        23,709             _     23,709

NON-CURRENT ASSETS
Property, plant and equipment                  908             -        908
Available for sale investments               2,388             -      2,388
Other non-current assets                        13             -         13
                                          ----------------------------------
TOTAL NON-CURRENT ASSETS                     3,309             -      3,309

                                          ----------------------------------
TOTAL ASSETS                                27,018             -     27,018
                                          ==================================

LIABILITIES

CURRENT LIABILITIES
Trade and other payables                     1,162             -      1,162
Short term provision                           250             -        250
                                          ----------------------------------
TOTAL CURRENT LIABILITIES                    1,412                    1,412

NON-CURRENT LIABILITIES
Long term provision                  (f)       115            10        125
                                          ----------------------------------
TOTAL NON-CURRENT LIABILITIES                  115            10        125

                                          ----------------------------------
TOTAL LIABILITIES                            1,527            10      1,537
                                          ==================================

NET ASSETS                                  25,491            10     25,481
                                          ==================================
EQUITY
Share capital                               88,376             -     88,376
Other reserves                                  23            33         56
Accumulated losses              (b), (f)   (62,908)          (43)   (62,951)
                                          ----------------------------------
TOTAL EQUITY                                25,491           (10)    25,481
                                          ----------------------------------

                                                  PROGEN ANNUAL REPORT 2005   83

Reconciliation of profit for the financial year ended 30 June 2005

                                                                              30 JUNE 2005
The following table sets out the expected adjustments to the
statements of financial performance of the Company and the                        TRANSITION
consolidated entity for the year ended 30 June 2005.            NOTE     AGAAP        IMPACT      AIFRS
                                                                         $'000         $'000      $'000
-------------------------------------------------------------------------------------------------------

Revenue                                                                 1,428                    1,428
Other income                                                            1,686                    1,686
Employees benefits expense                                       (b)   (3,523)          (33)    (3,556)
Depreciation and amortisation expense                                    (569)                    (569)
Impairment of property, plant and equipment                                 -                        -
Other expenses                                                         (4,942)                  (4,942)
Finance costs                                                    (f)      (17)          (10)       (27)

                                                                      ---------------------------------
PROFIT / (LOSS) BEFORE INCOME TAX EXPENSE                              (5,937)          (43)    (5,980)
Income tax expense                                                          -             -          -
                                                                      ---------------------------------
PROFIT / (LOSS) FOR THE PERIOD                                         (5,937)          (43)    (5,980)
                                                                      =================================

Summary of impact of transition to AIFRS on retained earnings

The impact of the transition to AIFRS on retained earnings as at 1 July 2004 is summarised below:
                                                                                              $   '000
                                                                                              ---------
Retained earnings as at 1 July 2004 under AGAAP                                                (56,971)
Transition Impact                                                                                  (98)
                                                                                              ---------
Retained earnings as at 1 July 2004 under IFRS                                                 (57,069)
                                                                                              ---------

                                                  PROGEN ANNUAL REPORT 2005   84


DIRECTORS' DECLARATION
In accordance with a resolution of the directors of Progen Industries Limited, I state that:

(1)  In the opinion of the directors:

(a) The financial statements and notes of the Company are in accordance with the Corporations Act 2001, including the provision that:

     (i) this report provides a true and fair view of the Company's financial position as at 30 June 2005 and of its performance for the year ended on that date; and

     (ii) this report is in compliance with Accounting Standards and Corporations Regulations 2001; and

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(2) The directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the managing director and chief financial officer for the financial year ended 30 June 2005.

On behalf of the board.

/S/ LEWIS LEE

L. LEE
DIRECTOR
Dated: Brisbane, 2 September 2005

ERNEST & YOUNG                   - 1 Eagle Street           - Tel 61 7 3011 3333
                                   Brisbane QLD 4000          Fax 61 7 3011 3100
                                   Australia                  DX  165 Brisbane

                                   PO Box 7878
                                   Waterfront Place
                                   Brisbane QLD 4001


INDEPENDENT AUDIT REPORT TO THE MEMBERS OF PROGEN INDUSTRIES LIMITED


SCOPE
The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Progen Industries Limited ("the company") for the year ended 30 June 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimated inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on the test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and

- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.


                         Liability limited by the Accountants Schema approved under the Professional Standards Act 1994 (NSW)

ERNEST & YOUNG


We performed procedures to asses whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit Opinion

In our opinion, the financial report of Progen Industries Limited is in accordance with:

(a)  the Corporations Act 2001, including:
     (i) giving a true and fair view of the financial position of Progen Industries Limited at 30 June 2005 and of its performance for the year ended on that date; and
     (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
(b)  other mandatory financial reporting requirements in Australia.


/s/ Ernst & Young
Ernst & Young


/s/ Winna Irschitz

Winna Irschitz
Partner
Brisbane

2 September 2005

                                                  PROGEN ANNUAL REPORT 2005   87


ASX ADDITIONAL INFORMATION

Additional information required by the Australian Stock Exchange Ltd not shown elsewhere in this report is as follows. The information is current as at 8 September 2005.

SUBSTANTIAL SHAREHOLDERS
There were no substantial shareholders listed in the Company's ASX register as at 8 September 2005.

CLASS OF EQUITIES AND VOTING RIGHTS
On 8 September 2005 there were 3,010 holders of ordinary shares in the Company. The voting rights attached to all ordinary shares in the Company as set out in the Company's Constitution are:
a)   On a show of hands every Member has one vote;
b)   On a poll, every Member has one vote for each fully paid share.

Under the terms of the Company's various option plans there are no voting rights attached to options.

DISTRIBUTION OF SHAREHOLDERS AND OPTIONHOLDERS AS AT 8 SEPTEMBER 2005.

----------------------------------------------------------------
Size of holding         Ordinary  shares      Unquoted options
----------------------  -------------------  -------------------
                         No. of      No. of   No. of      No. of
                        holders      shares  holders     options
1 -1,000                  1,350     674,498        -           -
1,001 -5,000              1,089   2,629,029        1       4,800
5,001 -10,000               242   1,889,940        8      65,620
10,001 -100,000             279   7,296,382       14     519,900
100,001 and over             50  24,696,378        -           -
                        -------  ----------  -------  ----------
TOTAL                     3,010  37,186,227       23     590,320
Shares listed on
NASDAQ (PGLAF)                    3,370,566
                                 ----------
TOTAL SHARES ON ISSUE            40,556,793
                                 ----------
----------------------------------------------------------------

                                                  PROGEN ANNUAL REPORT 2005   88

THE NAMES OF THE TWENTY LARGEST SHAREHOLDERS:

-----------------------------------------------------------------------------------------
                                                                         Number      %
---------------------------------------------------------------------  ----------  ------
1.   ANZ NOMINEES LIMITED                                               2,562,129    6.32
---------------------------------------------------------------------  ----------  ------
2.   MEDIGEN BIOTECHNOLOGY CORP                                         1,911,350    4.71
---------------------------------------------------------------------  ----------  ------
3.   NATIONAL NOMINESS LIMITED                                          1,370,405    3.38
---------------------------------------------------------------------  ----------  ------
4.   QUEENSLAND INVESTMENT CORPORATION                                  1,290,048    3.18
---------------------------------------------------------------------  ----------  ------
5.   MISS FUMEI WANG                                                    1,185,013    2.92
---------------------------------------------------------------------  ----------  ------
6.   MSFU-YINGWANG                                                      1,167,100    2.88
---------------------------------------------------------------------  ----------  ------
7.   WESTPAC CUSTODIAN NOMINEES LIMITED                                   917,190    2.26
---------------------------------------------------------------------  ----------  ------
8.   AMP LIFE LIMITED                                                     888,634    2.19
---------------------------------------------------------------------  ----------  ------
9.   MRMIN-HUAYEH                                                         844,894    2.08
---------------------------------------------------------------------  ----------  ------
10.  COGENT NOMINEES PTY LIMITED                                          815,124    2.01
---------------------------------------------------------------------  ----------  ------
11.  HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED                            787,000    1.94
---------------------------------------------------------------------  ----------  ------
12.  HEALTH SUPER PTY LTD                                                 752,857    1.86
---------------------------------------------------------------------  ----------  ------
13.  MR STEPHEN CHANGE & MS LISA CHANG <STEPHEN CHANG SUPER FUND A/C>     729,454    1.80
---------------------------------------------------------------------  ----------  ------
14.  MRS CHANG CHIEN LAN-HSIANG WANG                                      589,500    1.45
---------------------------------------------------------------------  ----------  ------
15.  MR JIN-CHONGWANG                                                     533,673    1.32
---------------------------------------------------------------------  ----------  ------
16.  J P MORGAN NOMINEES AUSTRALIA LIMITED                                496,446    1.22
---------------------------------------------------------------------  ----------  ------
17.  MRFU-CHANGTSAI                                                       479,416    1.18
---------------------------------------------------------------------  ----------  ------
18.  MR CHI-LIANG YANG                                                    472,069    1.17
---------------------------------------------------------------------  ----------  ------
19.  MRS LEE LI HSUEHYANG                                                 421,475    1.04
---------------------------------------------------------------------  ----------  ------
20.  CITICORP NOMINEES PTY LIMITED                                        420,643    1.04
---------------------------------------------------------------------  ----------  ------
TOTAL                                                                  18,634,420   45.95
-----------------------------------------------------------------------------------------